Exhibit 99.3

Manulife Financial

For your future™

Proxy Circular

ANNUAL MEETING – MAY 5, 2011

Invitation to Shareholders

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend the Annual Meeting of shareholders of Manulife Financial Corporation on May 5, 2011 at 11:00 a.m. Eastern Time. This meeting will be combined with the Annual Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company.

This is your opportunity to vote on a number of important matters which are described in the Notice of Annual Meeting and the Proxy Circular. At the meeting, you will also have the opportunity to hear about the Company's financial performance in 2010 and highlights of the Company's results for the first quarter of 2011.

We hope you will be able to attend the meeting in person. It will be an opportunity for us to speak with you about your Company and for you to meet the Directors and Executives. If you are unable to attend in person, we encourage you to vote by following the instructions on the proxy form or voting instruction form. A live webcast of the meeting will be available through our website at www.manulife.com starting at 11:00 a.m. Eastern Time.

We look forward to seeing you at the meeting.

Donald A. Guloien
President and Chief Executive Officer

March 15, 2011

IMPORTANT INFORMATION FOR SHAREHOLDERS. YOUR PARTICIPATION IS IMPORTANT. PLEASE TAKE A MOMENT TO VOTE.

MANULIFE FINANCIAL CORPORATION

THIS DOCUMENT CONTAINS:

- NOTICE OF ANNUAL MEETING
- PROXY CIRCULAR

Notice of Annual Meeting of Common Shareholders of Manulife Financial Corporation	1

Proxy Circular	2

NOTE:	Information contained in, or otherwise accessible through, websites mentioned in the Notice of Annual Meeting and Proxy Circular does not form a part of this document.

Manulife Financial Corporation Proxy Circular

Notice of Annual Meeting of Common Shareholders of Manulife Financial Corporation (the “Company”)

Date: Thursday, May 5, 2011 Time: 11:00 a.m. Eastern Time Place: Manulife Financial Corporation Head Office 200 Bloor Street East International Room Toronto, ON Canada

Business of the Annual Meeting of Common Shareholders (the “Meeting”)

At the Meeting, Shareholders will be asked to:

1.      Receive the consolidated financial statements of the Company for the year ended December 31, 2010, together with reports of the auditor and the actuary on those statements;

2.      Elect Directors of the Company;

3.      Appoint auditors of the Company for 2011;

4.      Approve the advisory resolution to accept the Company’s approach to executive compensation disclosed in the Proxy Circular;

5.      Consider the shareholder proposals set out in Schedule “B” to the Proxy Circular; and

6.      Consider such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

By order of the Board of Directors.

Angela K. Shaffer
Corporate Secretary

March 15, 2011

Important

On March 15, 2011, the record date for the meeting, 1,777,960,688 common shares were outstanding and eligible to be voted at the meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy form or voting instruction form are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or BNY Mellon Shareowner Services, no later than 5:00 p.m. Eastern Time on May 3, 2011, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Meeting is adjourned.

Manulife Financial Corporation Proxy Circular	1

Management Proxy Circular

Voting Information

Who May Vote

You are entitled to vote at the Annual Meeting (the “Meeting”) if you were a holder of common shares (“Common Shares”) of Manulife Financial Corporation (the “Company” or “Manulife”) at the close of business on March 15, 2011. Each Common Share is entitled to one vote, subject to the Voting Restrictions noted below.

Voting Restrictions

Common Shares cannot be voted either in person or by proxy if they are beneficially owned by:

■	The Government of Canada or a provincial government or any of their agencies;

■	The government of a foreign country or any political subdivision or any of their agencies;

■	Any person who has acquired more than 10% of any class of shares of the Company without the approval of the Minister of Finance (Canada).

In addition, no person and no entity controlled by any person may cast votes in respect of any Common Shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

Type of Shareholder

How you vote depends on whether you are a registered or non-registered shareholder. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

Registered Shareholder – You are a registered shareholder if your Common Shares are registered in your name and:

1.	You have a share certificate; or

2.	You hold your Common Shares through direct registration in the United States.

Non-Registered Shareholder – You are a non-registered shareholder if:

1.	You received (and continue to hold) a Share Ownership Statement issued when The Manufacturers Life Insurance Company (“Manufacturers Life”) demutualized and you have not requested a share certificate; or

2.	Your Common Shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

If you are a non-registered shareholder who has requested meeting materials, you will receive a package from the intermediary who holds your Common Shares that will contain either:

■

A proxy form for the number of Common Shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or

■	A voting instruction form.

Carefully follow the instructions that accompany the proxy form or voting instruction form.

If you are a non-registered shareholder in Hong Kong or the Philippines and your Common Shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.

How to Vote – Registered Shareholders

As a registered shareholder, you may vote in person at the Meeting or by proxy.

1.	Attend the Meeting – You may attend the Meeting and vote in person. To vote Common Shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to our transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) or BNY Mellon Shareowner Services (“BNY Mellon”), authorizing you to do so.

2.	By Proxy – If you do not plan to attend the Meeting in person, you may vote by proxy in one of two ways:

(a)	By authorizing the management representatives of the Company named in the proxy form to vote your Common Shares. You may convey your voting instructions by:

■	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions;

■	Telephone (North America) – Call the toll free number indicated on the proxy form and follow the voice instructions; or

■	Mail (Worldwide) – Complete the proxy form in full, sign and return it in the envelope provided.

(b)	You have the right to appoint some other person or company to attend the Meeting and vote your Common Shares on your behalf. You may do this either by:

■	Internet (Worldwide) – Go to the website indicated on the proxy form and follow the instructions; or

■

Mail (Worldwide) – Print your appointee’s name in the blank space on the proxy form and indicate how you would like your Common Shares voted. Complete the proxy form in full, sign and return it in the envelope provided.

Manulife Financial Corporation Proxy Circular	2

■

If you appoint someone other than the management representatives to vote your Common Shares, your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you choose this option, complete the proxy form in full, sign (if unsigned by the intermediary) and return it as instructed on the proxy form.

How to Vote – Non-Registered Shareholders

As a non-registered shareholder, you may vote in person at the Meeting or by proxy.

1.	Attend the Meeting

(a)	If you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	If you received a proxy form from your intermediary, insert your name in the blank space provided on the form, sign the proxy form if it has not been signed by the intermediary and return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you received a voting instruction form, follow the instructions on it.

2.	By Proxy

(a)	If you hold a Share Ownership Statement or if you received a proxy form from your intermediary and do not plan to attend the Meeting in person, you may vote by proxy. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “How to Vote – Registered Shareholders – By Proxy”; or

(b)	If you received a voting instruction form, follow the instructions on it.

To ensure that your vote is recorded, your proxy must be received by CIBC Mellon –or BNY Mellon, no later than 5:00 p.m. Eastern Time on Tuesday, May 3, 2011, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day before the day to which the Meeting is adjourned.

Appointing a Proxyholder

By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your Common Shares.

In connection with any ballot that may be conducted, the Common Shares represented by your proxy form or voting instruction form will be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder can vote your Common Shares as your proxyholder sees fit on these matters.

If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish the votes cast, your Common Shares will be voted as follows:

■	FOR the election of Directors nominated by management;

■	FOR the appointment of auditors;

■	FOR the advisory resolution accepting the Company’s approach to executive compensation disclosed in the Proxy Circular;

■	FOR management’s proposals generally; and

■	AGAINST the shareholder proposals set out in Schedule “B”.

Revoking a Proxy

If you wish to revoke your vote on or before May 3, 2011, you may do so by re-voting. Thereafter, you may revoke your vote by delivering a written statement, signed by you or your authorized attorney to:

(a)	The Corporate Secretary of the Company at 200 Bloor Street East, North Tower 10, Toronto, ON, Canada, M4W 1E5 at any time up to and including May 4, 2011, or the business day preceding the day to which the Meeting is adjourned; or

(b)	The Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

Solicitation of Proxies

Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.

Confidentiality

Your vote is confidential. The Company’s transfer agents maintain the confidentiality of the votes and do not disclose individual shareholder votes or proxies to the Company unless a shareholder has made comments clearly intended for management or as may be required to comply with the law. The Company’s transfer agents provide the Company with a status report on the total number of proxies received and the votes cast in respect of each item of business to be considered at the Meeting.

Voting Results

Following the meeting, a report on the voting results will be available on our website at www.manulife.com/governance and will be filed with Canadian securities regulators at www.sedar.com.

3	Manulife Financial Corporation Proxy Circular

Number of Common Shares Outstanding

As of the record date, March 15, 2011, there were 1,777,960,688 Common Shares outstanding.

Subject to the Voting Restrictions previously referred to, the number of Common Shares outstanding equals the number of eligible votes.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five per cent of the voting rights attached to any class of shares of the Company.

Procedure for Submitting a Shareholder Proposal for the Company’s Next Annual Meeting to be Held in 2012

The final date for submitting shareholder proposals to the Company is December 16, 2011.

The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposal complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Notice of Meeting sent to shareholders in respect of the Company’s previous annual meeting.

Send all proposals in writing to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East, North Tower 10

Toronto, ON

M4W 1E5

Fax: 416-926-3041

Questions

If you have any questions regarding the Meeting, please contact CIBC Mellon, BNY Mellon or the authorized agent nearest you:

Canada:	CIBC Mellon: 1-800-783-9495

United States:	BNY Mellon Shareowner Services: 1-800-249-7702

Hong Kong:	Registered Shareholders: Computershare Hong Kong Investor Services Limited: 852-2862-8555 Share Ownership Statement Holders: The Hongkong and Shanghai Banking Corporation: 852-2288-8346

Philippines:	The Hongkong and Shanghai Banking Corporation Limited

PLDT: 632-581-7595 GLOBE: 632-976-7595

Manulife Financial Corporation Proxy Circular	4

Business of the Meeting

1.	Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company” or “Manulife”) for the year ended December 31, 2010, together with the reports of the auditor and the actuary on those statements.

2.	Election of Directors

The 15 nominees for election to the Company’s Board of Directors (the “Board”) and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board for a term of one year, which expires at the Company’s Annual Meeting in 2012.

Directors’ attendance at Board and committee meetings held in 2010 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.	Appointment of Auditors

The Board proposes that the firm of Ernst & Young LLP (“Ernst & Young”) be appointed as auditor for the 2011 fiscal year. Ernst & Young has served as the Company’s auditor for more than five years. For 2010, fees charged by Ernst & Young to the Company and its subsidiaries were $25.6 million, compared with $24.6 million in 2009.

	Year ended December 31, 2010 ($ in millions)	Year ended December 31, 2009 ($ in millions)

Audit fees[1]	$23.5	$23.6

Audit-related fees[2]	1.1	0.3

Tax fees[3]	0.8	0.7

All other fees[4]	0.2	—

Total	$25.6	$24.6

[1]

Includes the audit of the financial statements of the Company, its subsidiaries, segregated and separate funds, audits of statutory filings, prospectus services, adoption of IFRS including the audit of the January 1, 2010 balance sheet, Sarbanes-Oxley Act of 2002 attestations, reviews of quarterly reports and regulatory filings.

[2]

Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.

[4]	Includes passive foreign investment company identification services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit Committee. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.	Shareholder Advisory Vote on the Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, the Board announced in 2009 that it would provide shareholders with a non-binding, advisory vote on the Company’s executive compensation policy at its annual meeting.

To assist you in making your voting decision, we refer you to the Compensation Discussion and Analysis (“CD&A”) starting at page 27. The CD&A describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2010. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee. If there are specific concerns you wish to discuss, you may contact the Board by writing to the Chair of the Board in care of the Corporate Secretary of the Company at the address below or by email as indicated on our website at: corporate_governance@manulife.com:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East, North Tower 10

Toronto, ON

M4W 1E5

During 2009, the Board and management worked with other issuers, shareholders and the Canadian Coalition for Good Governance to implement the advisory vote in a meaningful way for our shareholders that is consistent among issuers. The language of this resolution is the same as the 2009 resolution.

The Board recommends that shareholders vote FOR the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Proxy Circular delivered in advance of the 2011 Annual Meeting of Common Shareholders.”

As this vote will be an advisory vote, the results will not be binding. However, the Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies, procedures and decisions.

Note: All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

5	Manulife Financial Corporation Proxy Circular

Board Renewal and Director Selection

During the past three years, the Board has been engaged in a Board renewal process, to nominate candidates to replace several retiring Directors reaching the mandatory retirement age of 72 over the next few years. The Corporate Governance and Nominating Committee, in actively managing the renewal process, carries out an in-depth review of the director selection criteria to identify the competencies that should be represented on a board of directors of a major global financial services organization. To ensure the smooth transition from the retiring Directors, including maintaining critical competencies, the size of the Board will increase temporarily beyond the current 15 Directors to allow new Directors to be elected to the Board prior to the retirements being effective.

The Board identified selection criteria for director nominees, which allows the Board to: (i) have the flexibility to move quickly if excellent individuals meeting any of the requirements become available; (ii) deliberately recruit against these specifications; and (iii) use these requirements to prioritize and select potential candidates who may come to the Company through merger and acquisition activity.

In addition to having the basic characteristics of integrity, good judgment, financial knowledge and sufficient time available, the Corporate Governance and Nominating Committee recommended that new nominees’ experience include knowledge and direct involvement in Asia, chief executive officer experience, financial background and/or engagement in public policy. (See Statement of Corporate Governance Practices – Nomination of Directors section for additional details on the nomination process.) The Corporate Governance and Nominating Committee retained Spencer Stuart, an executive search firm, to assist in identifying qualified candidates who meet the revised selection criteria. In 2010, the Board appointed two additional Directors, Donald R. Lindsay and Joseph P. Caron, who added expertise in these areas.

The Directors’ Matrix sets out the areas of expertise that the Board considers important to fulfill its oversight role, the specific experience that each Director is identified as having and reflects the current strengths of the Board as a whole.

Board of Directors’ Matrix

[1]	A senior officer or Chair of the Board of a major organization (public, private, non-profit).
[2]	Director of a major organization.
[3]	Including a Crown Corporation, educational institution, or any other non-commercial, organization.

Manulife Financial Corporation Proxy Circular	6

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Information regarding the nominees relating to their age, municipality and country of residence, year first elected or appointed as a Director1, principal occupation, education, areas of expertise, committee memberships, meeting attendance and public board memberships is provided in the following charts. Also indicated for each nominee are the number of Company Common Shares (“Common Shares”)2 held by the nominee, the number of Deferred Share Units (“DSUs”)3 held by the nominee under the Stock Plan for Non-Employee Directors (see description of Stock Plan for Non-Employee Directors under Director Compensation on page 14), the total value of the nominees’ equity in the Company4 and whether the nominee meets the minimum ownership requirements (see Share Ownership Guidelines under Director Compensation on page 14). The nominees do not have any interlocking directorships. All successful nominees for the Board are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Gail C.A. Cook-Bennett Age: 70 Toronto, ON Canada Director Since: 1978 Independent	Gail Cook-Bennett is Chair of the Board. Gail Cook-Bennett was the Chair of the Canada Pension Plan Investment Board from 1998 to 2008, an investment management organization that invests the Canada Pension Plan fund to help pay the benefits of 17 million Canadians who participate in the Plan. Gail Cook-Bennett holds a BA (Honours) from Carleton University and a PhD (Economics) from the University of Michigan. She is a Member of the Order of Canada. She holds Doctor of Laws degrees (honoris causa) from Carleton University and York University and is a Fellow of the Institute of Corporate Directors.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Financial and Risk Management
	■ Public Sector			■ Global Financial Services Executive/Knowledge of Investment Management
	Board/Committee Membership:[5]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	Emera Inc.	2004 – Present
	Corporate Governance & Nominating (Chair)			5 of 5	100%	Petro-Canada	1991 – 2009
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	25,000	9,496	34,496		$552,626	$330,000
	2010	15,000	9,203	24,203		$499,066
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Donald A. Guloien Age: 53 Toronto, ON Canada Director Since: 2009 Not Independent – Management	Donald Guloien is the President and Chief Executive Officer (“CEO”) of Manulife. Mr. Guloien started as a Senior Research Analyst, Corporate Planning and during his 30-year career at Manulife has since held a variety of leadership roles in insurance and investments operations, global acquisitions and business development. Before assuming his current role, he was Senior Executive Vice President and Chief Investment Officer, where he was recognized as a leading global investment executive. Mr. Guloien holds a B. Comm. from the University of Toronto. He is a member of the Canadian Council of Chief Executives, a Director of the Canadian Life and Health Insurance Association, a member of the Campaign Cabinet of the University of Toronto’s Rotman School of Management and a former director of LIMRA International.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
	■ Financial and Risk Management			■ Asia, U.S. Operations/Governance
	Board/Committee Membership:[6]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10[6]	100%	Seamark Asset Management Ltd.	2001 – 2006
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	123,720	172,777	296,497		$4,749,882	See Executive Share Ownership Guidelines (page 36)
	2010	123,720	167,453	291,173		$6,003,987
	Options Held: See “Statement of Executive Compensation” Section

[1]

“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 15, 2011 and March 16, 2010, respectively.

[3]	“Deferred Share Units” (“DSUs”) refers to the number of DSUs held by the Director as of March 15, 2011 and March 16, 2010, respectively.

[4]

“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 15, 2011 ($16.02) and March 16, 2010 ($20.62), respectively, times the number of Common Shares and DSUs outstanding as of March 15, 2011 and March 16, 2010.

[5]	Gail Cook-Bennett, as Chair of the Board, was invited to attend all other committee meetings at the invitation of the Chair of each Committee.

[6]	Donald Guloien is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. Two Board meetings in 2010 were for independent Directors only.

7	Manulife Financial Corporation Proxy Circular

Linda B. Bammann Age: 54 Ocala, FL U.S.A. Director Since: 2009 Independent	Linda Bammann was Executive Vice President, Deputy Chief Risk Officer for JPMorgan Chase & Co. prior to retiring in 2005. She also held several positions with Bank One Corporation, including Executive Vice President and Chief Risk Management Officer from 2001 until its acquisition by JPMorgan in 2004. Prior to that time, Ms. Bammann was a Managing Director with UBS Warburg from 1992 to 2000. She holds a BSc from Stanford University and an MA, Public Policy from the University of Michigan. Ms. Bammann also served as a director of the Risk Management Association and Chairperson of the Loan Syndications and Trading Association.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
	■ Financial and Risk Management			■ Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 98%		Public Board Membership During Last Five Years:
	Board of Directors			11 of 12	92%	Federal Home Loan Mortgage Corporation	2008 – Present
	Audit & Risk Management			1 of 1	100%
	Conduct Review & Ethics			1 of 1	100%
	Management Resources & Compensation			6 of 6[7]	100%
	Risk			6 of 6	100%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Required by 2014
	2011	0	7,663	7,663		$122,761	$330,000
	2010	0	1,907	1,907		$39,322
	Options Held (Director option grants discontinued in 2004): Nil

Joseph P. Caron[8] Age: 63 Vancouver, BC Canada Director Since: 2010 Independent	Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business (established in 2010) providing strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. Mr. Caron’s experience includes almost four decades with the Government of Canada where he served in a number of key diplomatic posts including, Ambassador to the Peoples’ Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010). In 2010, Mr. Caron joined HB Global Advisors Corporation, the international consulting firm within Heenan Blaikie. He has also been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research. He holds a BA in Political Science from the University of Ottawa.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Financial
	■ Public Sector			■ Asia Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			3 of 3	100%	None
	Management Resources & Compensation			3 of 3	100%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Required by 2015
	2011	0	1,276	1,276		$20,442	$330,000
	Options Held (Director option grants discontinued in 2004): Nil

John M. Cassaday Age: 57 Toronto, ON Canada Director Since: 1993 Independent	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999. Corus is a Canadian leader in pay and specialty television, Canadian radio and a global leader in children’s programming and licencing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the UK. Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs, principally with St. Michael’s Hospital.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Risk Management
	■ Financial			■ U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	Corus Entertainment Inc.	1999 – Present
	Corporate Governance & Nominating			5 of 5	100%	Sysco Corporation	2004 – Present
	Management Resources & Compensation (Vice-Chair9)			8 of 8	100%	Masonite International Corporation	1992 – 2005
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	20,000	57,362	77,362		$1,239,339	$330,000
	2010	20,000	45,208	65,208		$1,344,589
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[7]	Linda Bammann was appointed to the Management Resources and Compensation Committee at the Board Meeting on May 6, 2010.

[8]	Joseph Caron was appointed to the Board October 11, 2010.

[9]

John Cassaday was appointed Vice-Chair of the Management Resources and Compensation Committee on May 6, 2010 for succession planning in anticipation of the retirement of Gordon Thiessen, current Chair of the Management Resources and Compensation Committee, at the 2011 Annual Meeting.

Manulife Financial Corporation Proxy Circular	8

Thomas P. d’Aquino Age: 70 Ottawa, ON Canada Director Since: 2005 Independent	Thomas d’Aquino is Chairman and Chief Executive of Intercounsel Ltd. and Senior Counsel and Chair of the Business Strategy and Public Policy Group at Gowling Lafleur Henderson LLP, a leading Canadian law firm with offices throughout Canada and internationally. He is a Distinguished Life Time Member of the Canadian Council of Chief Executives, an organization that he led as CEO from 1981 through 2009. He holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of London and Doctor of Laws honorary degrees from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino has served as Special Assistant to the Prime Minister of Canada and currently is a Distinguished Visiting Professor, Global Business and Public Policy Strategies at Carleton University’s Norman Paterson School of International Affairs, an Honorary Professor at the Richard Ivey School of Business, and Chair of the National Gallery of Canada Foundation.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Financial
	■ Public Sector			■ Asia Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	CGI Inc.	2006 – Present
	Audit & Risk Management			1 of 1	100%
	Audit			4 of 4	100%
	Conduct Review & Ethics			3 of 3	100%
	Corporate Governance & Nominating			3 of 3[10]	100%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	6,190	28,114	34,304		$549,550	$330,000
	2010	6,190	27,248	33,438		$689,492
	Options Held (Director option grants discontinued in 2004): Nil

Richard B. DeWolfe[11] Age: 67 Westwood, MA U.S.A. Director Since: 2004 Independent	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The Boston Foundation; Trustee of Boston University; and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University. Mr. DeWolfe holds an Advanced Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Risk Management
	■ Financial			■ U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 97%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	Avantair, Inc.	2009 – Present
	Audit & Risk Management (Chair)			1 of 1	100%
	Audit (Chair)			4 of 4	100%
	Conduct Review & Ethics (Chair)			3 of 3	100%
	Corporate Governance & Nominating			2 of 2[12]	100%
	Risk			5 of 6	83%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	14,000	53,877	67,877		$1,087,390	$330,000
	2010	14,000	45,219	59,219		$1,221,096
	Options Held (Director option grants discontinued in 2004): Nil

Robert E. Dineen, Jr. Age: 70 Sherman, CT U.S.A. Director Since: 1999 Independent	Robert Dineen is currently an Attorney at Law. For 34 years, Mr. Dineen was Of Counsel to and a Partner of Shearman & Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr. Dineen led several of the firm’s corporate groups, including groups in Asia and Latin America and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business and as a specialist in U.S. and international private banking and financial transactions.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Asia, U.S. Operations/Governance
	■ Financial
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	Nova Chemicals Corporation	1998 – 2009
	Audit & Risk Management			1 of 1	100%
	Audit			4 of 4	100%
	Conduct Review & Ethics			3 of 3	100%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	29,000	36,034	65,034		$1,041,845	$330,000
	2010	29,000	34,924	63,924		$1,318,113
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[10]	Thomas d’Aquino was appointed to the Corporate Governance and Nominating Committee at the Board meeting on May 6, 2010.

[11]	Richard DeWolfe was a director of Response U.S.A., Inc. until October 2000. In May 2001, Response U.S.A., Inc. commenced proceedings under applicable bankruptcy statutes in the U.S.

[12]	Richard DeWolfe resigned from the Corporate Governance and Nominating Committee at the Board meeting on May 6, 2010.

9	Manulife Financial Corporation Proxy Circular

Scott M. Hand Age: 68 Toronto, ON Canada Director Since: 2007 Independent	Scott Hand is Executive Chairman of the Board of Royal Nickel Corporation. Previously, Mr. Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand also serves on the boards of Juno Special Situations Corporation (mining resource investment), Boyd Technologies LLC (paper non-woven materials) and the World Wildlife Fund Canada. Mr. Hand received a BA from Hamilton College and a JD from Cornell University.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Risk Management
	■ Financial			■ Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	Fronteer Gold Inc.	2007 – Present
	Management Resources & Compensation			8 of 8	100%	Inco Limited	1991 – 2007
	Risk			6 of 6	100%	Independence Community Bank Corp.	1987 – 2006
						Royal Coal Corp.	2009 – Present
						Royal Nickel Corporation	2008 – Present
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	30,000	14,171	44,171		$707,619	$330,000
	2010	30,000	8,355	38,355		$790,880
	Options Held (Director option grants discontinued in 2004): Nil

Robert J. Harding, FCA Age: 53 Toronto, ON Canada Director Since: 2008 Independent	Robert Harding is Chairman of Brookfield Infrastructure Global Advisory Board, an advisory Board to the Brookfield Group of Companies. Mr. Harding was previously Chairman of Brookfield Asset Management Inc. (“Brookfield”), a position he held since 1997. Brookfield is a global asset management company focused on property, power generation and other infrastructure assets. At Brookfield (and its predecessor companies), he held various executive positions, including Chief Financial Officer and President and Chief Executive Officer. Mr. Harding also represents Brookfield’s interests as a director and Chairman of Norbord Inc., an affiliate of Brookfield. Mr. Harding holds a BA Mathematics and a Doctor of Laws honorary degree from the University of Waterloo and is a Fellow of the Institute of Chartered Accountants. He is Chair of the Board of Governors of the University of Waterloo and a member of the Board of Trustees for the United Way of Greater Toronto, the Hospital for Sick Children and the Art Gallery of Ontario.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
	■ Financial and Risk Management			■ U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 92%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	Brookfield Asset Management Inc.	1992 – Present
	Audit & Risk Management			1 of 1	100%	Norbord Inc.	1998 – Present
	Audit			3 of 4	75%	Burlington Resources Inc.	2002 – 2006
	Conduct Review & Ethics			3 of 3	100%	Falconbridge Ltd.	2000 – 2005
	Risk			5 of 6	83%	Fraser Papers Inc.[1][3] Noranda Inc. Western Forest Products Inc.	2004 – 2009 1995 – 2005 2006 – 2009
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	16,000	22,405	38,405		$615,248	$330,000
	2010	16,000	10,868	26,868		$554,018
	Options Held (Director option grants discontinued in 2004): Nil

[1][3]

Robert Harding was a director of Fraser Papers Inc. during the period from April 2004 until May 2009. On June 18, 2009, Fraser Papers Inc. and its subsidiaries announced that it initiated a court-supervised restructuring under the Companies Creditors Arrangements Act (Canada) and that it had initiated ancillary filings in the United States. On February 11, 2011, Fraser Papers Inc. and its subsidiaries implemented a consolidated plan of arrangement and compromise in their cross-border proceedings.

Manulife Financial Corporation Proxy Circular	10

Luther S. Helms Age: 67 Scottsdale, AZ U.S.A. Director Since: 2007 Independent	Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately- owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice Chairman of KeyBank from 1998-2000. Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
	■ Financial and Risk Management			■ Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	ABM Industries Incorporated	1995 – Present
	Audit & Risk Management			1 of 1	100%
	Audit			4 of 4	100%
	Conduct Review & Ethics			3 of 3	100%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	2,100	32,098	34,198		$547,852	$330,000
	2010	2,100	20,387	22,487		$463,682
	Options Held (Director option grants discontinued in 2004): Nil

Donald R. Lindsay[14] Age: 52 Vancouver, BC Canada Director Since: 2010 Independent	Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region. He earned a BSc in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
	■ Financial			■ Asia, U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			5 of 5	100%	Teck Resources Ltd.	2005 – Present
	Audit			3 of 3	100%	Fording Canadian Coal Trust	2005 – 2008
	Conduct Review & Ethics			2 of 2	100%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	20,000	2,484	22,484		$360,194	$330,000
	Options Held (Director option grants discontinued in 2004): Nil

Lorna R. Marsden Age: 69 Toronto, ON Canada Director Since: 1995 Independent	Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was President and Vice-Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President and Vice-Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a BA from the University of Toronto and a PhD from Princeton University. She is a recipient of honorary Doctor of Laws degrees from the University of New Brunswick, the University of Winnipeg, Queen’s University and the University of Toronto. Dr. Marsden serves as a director of several private and non-profit organizations. Dr. Marsden was appointed to the Order of Ontario in 2009.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Financial
	■ Public Sector
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	SNC-Lavalin Group Inc.	2006 – Present
	Management Resources & Compensation			8 of 8	100%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	38,664	23,257	61,921		$991,974	$330,000
	2010	38,664	22,540	61,204		$1,262,026
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[14]	Donald Lindsay was appointed to the Board August 1, 2010.

11	Manulife Financial Corporation Proxy Circular

John R. V. Palmer Age: 67 Toronto, ON Canada Director Since: 2009 Independent	John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 - 2001 following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority. He is a Fellow of the Institutes of Chartered Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia. Mr. Palmer serves as a director of several non-public organizations including Central Provident Fund Board of Singapore.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Financial and Risk Management
	■ Public Sector			■ Asia Operations/Governance
	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			12 of 12	100%	None
	Audit & Risk Management			1 of 1	100%
	Audit			4 of 4	100%
	Conduct Review & Ethics			3 of 3	100%
	Risk (Chair)			6 of 6	100%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Required by 2014
	2011	0	14,552	14,552		$233,123	$330,000
	2010	0	1,630	1,630		$33,611
	Options Held (Director option grants discontinued in 2004): Nil

Hugh W. Sloan, Jr. Age: 70 Bloomfield Village, MI U.S.A. Director Since: 1985 Independent	Hugh Sloan is Chairman of Spartan Motors Inc., a leader in the design, engineering and manufacturing of custom chassis and vehicles for the emergency-rescue, recreational vehicle and specialty vehicle markets. Mr. Sloan was the Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr. Sloan serves as a director of a number of Canadian and American corporate organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University.
	Key Areas of Experience/Expertise:
	■ Senior Executive			■ Financial
	■ Public Sector			■ U.S. Operations/Governance
	Board/Committee Membership:			Overall Attendance: 77%[15]		Public Board Membership During Last Five Years:
	Board of Directors			9 of 12	75%	Spartan Motors, Inc.	2007 – Present
	Corporate Governance & Nominating			4 of 5	80%	Wescast Industries Inc.	1998 – Present
	Management Resources & Compensation			6 of 8	75%
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2011	14,420	38,706	53,126		$851,079	$330,000
	2010	14,420	32,570	46,990		$968,934
	Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[15]

In 2010, Hugh Sloan was recovering from a serious operation making his attendance impossible at the August, September and October meetings. However, all materials for these meetings were provided to and reviewed by Mr. Sloan.

Manulife Financial Corporation Proxy Circular	12

Director Attendance

Directors are expected to attend the Annual Meeting, the Board meetings and the meetings of committees on which they serve, unless circumstances make it impossible to do so. The attendance of Directors nominated for re-election is set out above in the biographical information charts. For the year ended December 31, 2010, average attendance of all Director Nominees at Board and committee meetings was 98 per cent and 97 per cent, respectively.

Summary of Board and Committee Meetings Held

Board/Committee	Regular Meetings
Board of Directors	12
Audit & Risk Management[1]	1
Audit[1]	4
Conduct Review & Ethics	3
Corporate Governance & Nominating	5
Management Resources and Compensation	8
Risk[1]	6

[1]

In February 2010, the Board, upon the recommendation of the Corporate Governance and Nominating Committee, separated the audit and risk oversight functions of the Audit and Risk Management Committee by establishing a separate Risk Committee of the Board. The final meeting of the Audit and Risk Management Committee was held on February 10, 2010. The first meeting of the newly constituted Audit Committee was held on May 5, 2010 and the first meeting of the newly established Risk Committee was held on April 7, 2010. The members of the newly constituted Audit Committee are: Richard DeWolfe (Chair), Thomas d’Aquino, Robert Dineen, Robert Harding, Luther Helms, John Palmer and Gordon Thiessen. The members of the newly established Risk Committee are: John Palmer (Chair), Linda Bammann, Richard DeWolfe, Scott Hand, Robert Harding and Thomas Kierans. Thomas Kierans retired from the Board on December 31, 2010. The Conduct Review and Ethics Committee is comprised of those Directors who are members of the newly constituted Audit Committee.

Directors’ Attendance – Not Standing for Re-Election

Pierre Ducros, Thomas Kierans and Gordon Thiessen will not be seeking re-election to the Board as Mr. Kierans retired at age 70 and Mr. Ducros and Mr. Thiessen have reached the mandatory retirement age. The Board would like to acknowledge the productive contribution of Messrs. Ducros, Kierans and Thiessen over many years of service on the Board and its committees.

Director	Board/Committee Membership	Attendance
Pierre Y. Ducros (Retiring May 5, 2011)	Board of Directors Management Resources & Compensation	12 of 12 7 of 8	100% 88%

Thomas E. Kierans (Retired December 31, 2010)	Board of Directors Audit & Risk Management Conduct Review & Ethics Corporate Governance & Nominating Risk	11 of 12 1 of 1 1 of 1 5 of 5 6 of 6	92% 100% 100% 100% 100%

Gordon G. Thiessen (Retiring May 5, 2011)	Board of Directors Audit Conduct Review & Ethics Corporate Governance & Nominating Management Resources & Compensation	12 of 12 4 of 4 2 of 2 3 of 3 8 of 8	100% 100% 100% 100% 100%

13	Manulife Financial Corporation Proxy Circular

Director Compensation

Directors who are officers of the Company do not receive compensation as Directors. In 2010, non-executive Directors received compensation in accordance with the following Board approved fee schedule. Where fees changed, effective April 8, 2010, the Directors received a pro-rated amount of the fee in effect from January 1 to April 7, 2010 and from April 8 to December 31, 2010.

Annual Retainers and Meeting Fees	January 1 to April 7, 2010 Amount[3]	Fee Changes Effective April 8, 2010 to December 31, 2010 Amount[3]
Annual Retainer for Chair of the Board[1]	$350,000	No Change
Annual Board Retainer[2]	$110,000	No Change
Additional Annual Retainers:
■ Chair of Audit Committee (formerly Audit & Risk Management Committee)	$40,000	$30,000
■ Chair of Conduct Review & Ethics Committee	$15,000	$5,000
■ Chair of Corporate Governance & Nominating Committee	$0	No Change
■ Chair of Management Resources & Compensation Committee	$22,000	$30,000
■ Chair of Risk Committee	N/A	$30,000
■ Members of Audit Committee (formerly Audit & Risk Management Committee)	$10,000	$8,000
■ Members of Conduct Review & Ethics Committee	$5,000	No Change
■ Members of Corporate Governance & Nominating Committee	$5,000	No Change
■ Members of Management Resources & Compensation Committee	$8,000	No Change
■ Members of Risk Committee	N/A	$8,000
Meeting Fees:
■ Each Board Meeting Attended	$2,000	No Change
■ Each Committee Meeting Attended	$1,500	No Change
■ Each Committee Seminar (not held during the regularly scheduled Board and Committee meeting times (all Committees))	$1,500	No Change
Travel Fees Per Trip (where applicable and dependent on distance traveled)	$500, $750 or $1,250	No Change

[1]	The Chair receives this Annual Retainer and no other fees for Board or committee meetings or for acting as Chair of any committee.

[2]

The Annual Board Retainer includes compensation for time spent at orientation and education programs that assist Directors to better understand the Company, as well as their duties and responsibilities on the Board.

[3]

Amounts paid are for services to both the Company and Manufacturers Life. All meetings of the Boards of Directors and the committees of the Company and Manufacturers Life are held concurrently. The payment of the fees is shared equally between the two companies.

Note:	Directors are also reimbursed for travel and other expenses incurred for attendance at Board and committee meetings.

Compensation Determination

Director compensation is designed to competitively compensate Directors, consistent with the size and complexity of the Company and the expected contribution of the Directors, and to promote alignment with shareholder interests by requiring Directors to meet the Share Ownership Guidelines (described below). Director compensation is reviewed every two years by the Board with the assistance of the Corporate Governance and Nominating Committee and the advice of its independent consultant, Hugessen Consulting Inc. (“Hugessen”). In reviewing Director compensation, the Corporate Governance and Nominating Committee considers the time commitment and the responsibilities of Directors. Director compensation is designed to be competitive with Canadian financial institutions and other large Canadian-based global companies with comparable scope and complexity. The committee recommends changes to the amount or structure of Director compensation to the Board for approval. In April 2010, the Board, on the recommendation of the Corporate Governance and Nominating Committee, amended the fees payable to Directors to incorporate fees for the newly established Risk and Audit Committees and to compensate the Chair of the Management Resources and Compensation Committee for the increased time commitment.

Share Ownership Guidelines

Directors are required to hold equity (Common Shares or DSUs) with a value of $330,000 (3 x Annual Board Retainer). Directors are expected to reach this level within five years of their election or appointment to the Board. All Directors who have been on the Board for five years or more meet this guideline. Linda

Bammann and John Palmer have until 2014 and Joseph Caron and Donald Lindsay have until 2015 to meet this guideline (see Director biographies starting on page 7).

Stock Plan for Non-Employee Directors

Non-employee Directors may choose to receive either 50% or 100% of their compensation in Common Shares or DSUs instead of cash under the Stock Plan for Non-Employee Directors (the “Stock Plan”). The Stock Plan may be amended provided prior regulatory and shareholder approval are received.

DSUs granted to Directors are fully vested on the date of grant. The number of DSUs granted is determined by dividing the dollar value to be received by the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. DSUs are only transferable upon death. The maximum number of Common Shares and DSUs that may be issued under the Stock Plan is 1,000,000 or less than 0.1% of the outstanding Common Shares as of March 15, 2011. All DSUs are credited with additional units when dividends are paid on Common Shares. As of March 15, 2011, 426,117 DSUs were outstanding under the Stock Plan, representing less than 0.1% of the outstanding Common Shares as of that date. The maximum number of Common Shares that may be issued in one year or issuable at any time under the Stock Plan together with all other share-based compensation arrangements to any one participant or to insiders in the aggregate cannot exceed 5% and 10%, respectively, of all of the outstanding Common Shares.

Manulife Financial Corporation Proxy Circular	14

2010 Directors’ Compensation

The following table shows the amounts earned by individual non-management Directors in respect of membership on the Board and the committees of the Company and Manufacturers Life for the year ended December 31, 2010:

Director	Annual Fee Breakdown						Allocation of Annual Fees
	Annual Retainer ($)	Committee Chair Retainer ($)	Committee Membership Retainer ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Travel Fees ($)	Fees Earned ($)[5]	Share- Based Awards ($)[5]	All Other Compensation ($)[6]		Total Compensation ($)
Linda B. Bammann[1]	110,000	0	15,103	22,000	22,500	6,500	90,274	90,274	1,000		181,548
Joseph P. Caron[2]	27,500	0	2,000	6,000	4,500	3,750	21,875	21,875	1,000		44,750
John M. Cassaday	110,000	0	13,000	24,000	21,000	2,000	0	170,000	1,000		171,000
Lino J. Celeste	45,833	0	4,002	12,000	3,000	2,250	33,543	33,543	3,135	[3]	70,220
Gail C. A. Cook-Bennett	350,000	0	0	0	0	0	350,000	0	1,000		351,000
Thomas P. d’Aquino	110,000	0	16,782	24,000	18,000	5,000	173,782	0	1,000		174,782
Richard B. DeWolfe[1]	110,000	36,328	21,128	24,000	25,500	5,750	114,176	114,176	1,000		229,353
Robert E. Dineen, Jr.[1]	110,000	0	13,529	24,000	15,000	6,250	173,003	0	1,000		174,004
Pierre Y. Ducros	110,000	0	8,000	24,000	10,500	5,000	78,750	78,750	1,000		158,500
Scott M. Hand	110,000	0	13,862	24,000	24,000	2,750	87,306	87,306	1,000		175,612
Robert J. Harding	110,000	0	19,391	24,000	21,000	2,000	0	176,391	1,000		177,391
Luther S. Helms[1]	110,000	0	13,529	24,000	13,500	10,000	0	175,326	1,000		176,327
Thomas E. Kierans	110,000	4,002	14,864	22,000	22,500	2,000	175,366	0	1,000		176,366
Donald R. Lindsay[4]	45,833	0	5,416	10,000	9,000	5,000	37,625	37,625	1,000		76,249
Lorna R. Marsden	110,000	0	8,000	24,000	15,000	2,000	159,000	0	1,000		160,000
John R.V. Palmer	110,000	21,992	19,391	24,000	24,000	2,000	0	201,383	1,000		202,383
Hugh W. Sloan, Jr.[1]	110,000	0	13,000	18,000	15,000	3,250	81,679	81,679	1,000		164,359
Gordon G. Thiessen	110,000	27,858	19,269	24,000	25,500	5,000	105,814	105,814	1,000		212,627
											3,076,470	[7]

[1]

Directors who are resident outside Canada receive their fees in U.S. dollars (shaded numbers indicate U.S. dollars). “Total Compensation ($)” for these Directors was converted to Canadian dollars using an exchange rate of $1.0188 in Q1, $1.0529 in Q2, $1.0300 in Q3 and $1.0009 in Q4 per US$1.00 for “Fees Earned” and “Share-Based Awards” and the Q4 exchange rate of $1.0009 per US$1.00 for “All Other Compensation”.

[2]	Joseph Caron was appointed to the Board effective October 11, 2010.

[3]	Lino Celeste retired from the Board of Directors on May 6, 2010. On his retirement, Mr. Celeste was presented with a retirement gift valued at $3,135.

[4]	Donald Lindsay was appointed to the Board effective August 1, 2010.

[5]

Directors may choose to receive either 50% or 100% of their compensation in Common Shares or DSUs instead of cash under the Stock Plan. The amounts referenced in the “Fees Earned” column are the fees the Directors elected to receive in cash. The amounts referenced in the “Share-Based Awards” column are the fees the Directors elected to receive in DSUs.

[6]	In 2010, the Company made a $1,000 donation in the name of each Director to a charity chosen by that Director.

[7]

In accordance with by-laws of the Company and Manufacturers Life, the maximum aggregate annual remuneration payable to Directors may not exceed $2,000,000 per company for a combined amount of $4,000,000.

Outstanding Option-Based Awards

The following table shows all option awards outstanding as of December 31, 2010 to non-employee Directors under our legacy Director Equity Incentive Plan. No options have been granted to non-employee Directors under the Director Equity Incentive Plan other than the stock options granted in 2002. In 2004, the Board permanently discontinued further stock option grants to Directors. The stock options granted in 2002 will continue in effect in accordance with their terms and the terms of the Director Equity Incentive Plan. The stock options have a maximum exercise period of 10 years and were fully vested on the date of the grant. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options are transferable upon death to a beneficiary or estate. The Director Equity Incentive Plan may be amended provided prior regulatory and shareholder approval are received. The maximum number of Common Shares that may be issued under the Director Equity Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as of March 15, 2011. The maximum number of Common Shares that may be issued in one year or issuable at any time under the Incentive Plan to any one participant or to insiders in the aggregate cannot exceed 5% and 10%, respectively, of all of the outstanding Common Shares.

Directors	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)[1]	Option Expiration Date	Value of Unexercised In-the-Money Options ($)[2]
John M. Cassaday	6,000	21.825	July 2, 2012	$0
Lino J. Celeste	6,000	21.825	July 2, 2012	$0
Gail C. A. Cook-Bennett	6,000	21.825	July 2, 2012	$0
Robert E. Dineen, Jr.	6,000	21.825	July 2, 2012	$0
Pierre Y. Ducros	6,000	21.825	July 2, 2012	$0
Thomas E. Kierans	6,000	21.825	July 2, 2012	$0
Lorna R. Marsden	6,000	21.825	July 2, 2012	$0
Hugh W. Sloan, Jr.	6,000	21.825	July 2, 2012	$0
Gordon G. Thiessen	6,000	21.825	July 2, 2012	$0

[1]	The “Option Exercise Price” is the closing price of the Common Shares on the TSX on the last trading day prior to the grant date.

[2]

The “Value of Unexercised In-the-Money Options” is calculated on the basis of the difference between the Option Exercise Price ($21.825) and the closing price of Common Shares on the TSX on December 31, 2010 ($17.15) multiplied by the number of unexercised options on December 31, 2010.

15	Manulife Financial Corporation Proxy Circular

Committee Reports

Report of the Corporate Governance and Nominating Committee

Gail C.A. Cook-Bennett (Chair)	John M. Cassaday	Thomas P. d’Aquino	Thomas E. Kierans	Hugh W. Sloan, Jr.

RESPONSIBILITIES

The mandate of the Corporate Governance and Nominating Committee requires it to do the following:

■	Review the structure, mandate and composition of the Board and its committees.

■	Recommend areas of expertise for selection of new Director nominees and identify qualified director nominees for Board approval.

■	Assess the effectiveness of the Board, its committees, Chairs and individual Directors.

■	Annually review the CEO succession plan.

■	Make succession recommendations for the Chair of the Board and the CEO.

■	Oversee and recommend the adoption of best practices in corporate governance.

■	Oversee the Director orientation and education programs.

INDEPENDENCE

All the committee members are independent, pursuant to the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

2010 HIGHLIGHTS

In 2010, the committee, in compliance with its charter, accomplished the following:

Meetings

■	Met five times during 2010.

■	The CEO attended the meetings at the invitation of the Chair of the committee.

■	Met in camera without management at the end of each meeting.

Board and Committee Evaluations and 2011 Objectives

■	Reviewed and assessed the Board’s performance against its mandate and its 2010 annual objectives established at the beginning of the year.

■

Carried out the annual evaluation of the Board, the Board committees, the Board and Committee Chairs and the contributions of individual Directors (see Schedule “A” – Statement of Corporate Governance Practices – Board Evaluation for a description of the process).

■	Developed objectives for the Board for 2011 using the results of the evaluations. In addition to carrying out the responsibilities established in its mandate, the Board’s 2011 objectives include:

1.	Continue the practice of including strategic content at each Board meeting as well as holding an annual strategy session.

2.	Increase the focus at the full Board level on performance assessment and succession planning for the senior management team.

3.	Consider the allocation of Board time between oversight of risk mitigation and the business opportunities and challenges of the Company.

4.	Identify and add up to two new directors to the Board in anticipation of director retirements over the next few years.

Corporate Governance

■	The committee seeks to achieve high standards of governance by the continual review and benchmarking of the Company’s governance practices against domestic and international standards.

■	Corporate governance developments were monitored, existing practices were reviewed and recommendations were made to the Board to enhance the Company’s corporate governance program.

■

Assessed shareholder proposals and recommended appropriate responses to the Board to be included in the Proxy Circular for consideration at the 2010 Annual and Special Meeting of shareholders. The shareholder proposals were withdrawn prior to the issuance of the Proxy Circular.

Board and Committee Composition and Succession

■

Continued the Board renewal process to actively manage the Director retirements over the next three years, including recommending type of expertise required and identifying Director candidates. The committee recommended the appointment of Donald R. Lindsay and Joseph P. Caron as Directors. Together, these Directors fulfilled the identified Director competencies of knowledge of and direct involvement in Pan-Asian operations, chief executive officer experience, financial background and engagement in public policy.

Manulife Financial Corporation Proxy Circular	16

■	Recommended the structuring of committee membership to accommodate the newly constituted Audit Committee and Risk Committee and the new Director appointments.

■	At the recommendation of the Chair of the Board, separated the roles of Board Chair and Corporate Governance and Nominating Committee Chair, to be effective in 2011.

■	Appointed a Vice-Chair of the Management Resources and Compensation Committee to succeed the Chair who will retire in May 2011.

■

Monitored the structure and responsibilities of the newly constituted Audit Committee and new Risk Committee to seek to ensure that the full Board received the necessary information to facilitate its oversight of risk management.

■

Recommended amended Director fees to the Board to reflect the newly established Risk Committee and Audit Committee and the increased time commitment for the Chair of the Management Resources and Compensation Committee.

Director Independence

■

Reviewed the independence qualifications of each Director in accordance with the requirements for independence to which the Company is subject (see Schedule “A” Statement of Corporate Governance Practices for independence requirements). This annual review considered the employment status of the Director (and his or her spouse and children, if applicable), other board memberships, Company shareholdings and business relationships.

■

Based on a review of the governing definitions of “independence”, the Committee confirmed that only one of the Directors has a direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of his or her independent judgment. As an executive officer of the Company, Mr. Guloien is considered to have a material relationship with the Company and does not meet the independence standards.

CEO Succession

■	Considered the performance of the CEO and recommended his re-appointment as CEO upon his successful election to the Board at the Annual Meeting.

■

Going forward, the Committee recommended that the consideration of candidates for CEO succession become the responsibility of the Management Resources and Compensation Committee in conjunction with the succession planning for all executive officers. (See the Report of the Management Resources and Compensation Committee, Talent Management and Succession Planning and the Statement of Corporate Governance Practices on pages 23, 43 and 52 for further information on Executive succession.)

Charter Review and Compliance

■	The committee carried out all of the responsibilities required by its charter.

■	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.

■	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Corporate Governance and Nominating Committee.

Gail C.A. Cook-Bennett (Chair)

John M. Cassaday

Thomas P. d’Aquino

Thomas E. Kierans

Hugh W. Sloan, Jr.

17	Manulife Financial Corporation Proxy Circular

Report of the Audit Committee

Richard B. DeWolfe (Chair)	Thomas P. d’Aquino	Robert E. Dineen, Jr.	Robert J. Harding	Luther S. Helms	Donald R. Lindsay	John R.V. Palmer	Gordon G. Thiessen

RESPONSIBILITIES

In 2010, the Board approved the separation of the audit and risk oversight functions previously undertaken by the Audit and Risk Management Committee, resulting in the formation of a separate Audit Committee and Risk Committee. The Audit Committee, formed in February, 2010, held its first meeting on May 5, 2010. The membership of the Audit Committee changed from the former Audit and Risk Management Committee to include Gordon Thiessen and to move Linda Bammann and Tom Kierans to the newly formed Risk Committee.

The Audit Committee assists the Board in its oversight role respecting:

■	The quality and integrity of financial information.

■	The effectiveness of the Company’s internal control over financial reporting.

■	The effectiveness of the Company’s risk management and compliance practices.

■	The performance, qualifications and independence of the independent auditor.

■	The review and discussion of guidelines and policies governing the process by which risk assessment and management is undertaken.

■	The performance of the Company’s internal audit function.

■	Legal and regulatory compliance.

INDEPENDENCE

All committee members are independent, pursuant to the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.

FINANCIAL LITERACY AND AUDIT COMMITTEE FINANCIAL EXPERTS

The committee and the Board have reviewed the committee membership and determined that all members are financially literate as required by the New York Stock Exchange Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. The Board has also determined that Messrs. DeWolfe, Dineen, Harding, Helms, Lindsay, Palmer and Thiessen have the necessary qualifications to be designated as audit committee financial experts under SOX.

The committee meets in camera with the independent auditor, Chief Auditor and Appointed Actuary to review management’s financial stewardship and risk management and with the General Counsel to review the management of legal and compliance risks.

2010 HIGHLIGHTS

In 2010, the committee, in accordance with its charter, accomplished the following:

Meetings

■	The Audit and Risk Management Committee met one time and the newly constituted committee met four times during 2010.

■	The CEO attended the meetings at the invitation of the Chair of the committee.

■	Met in camera without management at the end of each meeting.

Annual Statement

■

Reviewed and discussed with management and the external auditor, Ernst & Young, and recommended for approval by the Board the 2009 quarterly unaudited and the annual audited financial statements of the Company.

■	Discussed with Ernst & Young all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States.

■	Received the written disclosures from Ernst & Young recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

Independent Auditor

■	Reviewed the independence and qualifications of Ernst & Young, based on its disclosure of its relationship with the Company.

■	Recommended the reappointment of Ernst & Young as the Company’s external auditor for approval by the shareholders.

■	Pre-approved audit and permitted non-audit services to be performed by Ernst & Young, including terms and fees.

■	Reviewed the overall scope and plan of the annual audit with Ernst & Young and management, and recommended Ernst & Young’s annual compensation to the Board for approval.

Manulife Financial Corporation Proxy Circular	18

■

Reviewed and discussed with management and the independent auditor, management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation on management’s assessment.

■	Met regularly in camera with Ernst & Young.

Internal Audit

■	Reviewed and approved internal audit’s mandate.

■	Reviewed the independence, qualifications, staffing, budget and annual work plan for internal audit.

■	Reviewed internal audit’s periodic reports on its activities and the results of the audits.

■	Met regularly in camera with the Chief Auditor.

Appointed Actuary

■	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.

■	Met in camera with the Appointed Actuary.

Financial Reporting

■

Received updates from management on significant changes to the accounting principles and practices including regular monitoring of the implementation of the first phase of the Internal Financial Reporting Standards, effective January 1, 2011.

■	Reviewed significant financial reporting issues and judgments made in connection with the preparation of financial statements.

■	Reviewed the certification process for annual and interim filings with applicable securities regulatory authorities with the Chief Executive Officer and the Chief Financial Officer.

■	Monitored the Company’s SOX certification requirements and SOX compliance.

■

Received reports from the Disclosure Committee and approved the Company’s earnings press releases, the release of earnings projections, forecast or guidance and the use of Non-GAAP measures (if any), and the financial information provided to analysts and rating agencies.

Risk Management

■	Reviewed and discussed guidelines and policies governing the process by which risk assessment and management is undertaken.

■

Received a report from the Chief Risk Officer setting out an overview of the Risk Committee’s and management’s process for risk assessment and management, including the Company’s Enterprise Risk Management framework.

■

Received regular reports presented to the Risk Committee, including: Enterprise Risk Policy updates; risk appetite and risk targets; quarterly risk position reports, including reports on progress towards achievement of Board approved risk targets; Annual New Business Risk Assessment and Pricing Plan; and Report on the annual Dynamic Capital Adequacy Test.

■	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.

■	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.

■	Met in camera with the Chief Risk Officer and the General Counsel.

Charter Review and Compliance

■	The committee carried out all of the responsibilities required by its charter.

■	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.

■	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Audit Committee.

Richard B. DeWolfe (Chair)

Thomas P. d’Aquino

Robert E. Dineen, Jr.

Robert J. Harding

Luther S. Helms

Donald R. Lindsay

John R.V. Palmer

Gordon G. Thiessen

19	Manulife Financial Corporation Proxy Circular

Report of the Risk Committee

John R.V. Palmer (Chair)	Linda B. Bammann	Richard B. DeWolfe	Scott M. Hand	Robert J. Harding	Thomas E. Kierans

RESPONSIBILITIES

In 2010, the Board approved the separation of the audit and risk oversight functions previously undertaken by the Audit and Risk Management Committee, resulting in the formation of a separate Audit Committee and Risk Committee. The Risk Committee, formed in February, 2010, held its first meeting on April 7, 2010.

The Risk Committee assists the Board in its oversight role respecting:

■

The Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified.

■	Reviewing and, if appropriate, approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks.

■	Assessing the Company’s programs, procedures and controls in place to manage its principal risks.

■	Reviewing the Company’s compliance with its risk management and legal and regulatory requirements.

INDEPENDENCE

All committee members are independent, thereby meeting the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.

2010 HIGHLIGHTS

In 2010, the committee, in accordance with its charter, accomplished the following:

Meetings

■	In 2010, the committee had six regular meetings and two educational seminars.

■	The CEO attended the meetings at the invitation of the Chair of the committee.

■	Met in camera without management at the end of each meeting.

Oversight of Risk Management

■

As a newly established committee in 2010, the committee developed its charter setting out the committee’s responsibilities delegated and approved by the Board and spent a significant amount of time considering the material risks of the Company.

■	Reviewed management’s recommendation for the Company’s risk appetite and Enterprise Risk Policy and recommended them to the Board for approval.

■

Reviewed and approved: (a) transactional risk taking authorities delegated to management and any transactions exceeding those authority levels; (b) risk management policies, to seek to ensure they remain appropriate to effectively identify, assess and manage the Company’s principal risks; and (c) the risk targets for principal risks and any exposures exceeding those designated targets.

■

Reviewed reports, presentations and other information presented by the Chief Risk Officer, Global Compliance Chief, Chief Anti-Money Laundering Officer, Chair of the Risk Disclosure Committee and other members of management related to the Company’s programs, procedures and controls in place to manage its principal risks.

■	Reviewed reports from the Internal Auditor, relating to the adequacy of the Company’s procedures and controls to manage its principal risks.

■	Reviewed information related to the Company’s principal risk exposures and trends.

■	Reviewed compliance with risk management policies and approved certain exceptions and remedial action plans.

■	Reviewed the alignment of the incentive compensation programs and risk management objectives.

■	Reviewed the risk impact of business plan and new business initiatives, including consistency with the approved risk appetite and related risk management and controls.

■	Received a report on the hedging program.

■	Met in camera with the Chief Risk Officer.

Oversight of Corporate Risk Management Department Mandate

■

Provided oversight of the Corporate Risk Management department of the Company, including reviewing and approving the mandates of the Corporate Risk Management department and the Chief Risk Officer. The committee satisfied itself that the Corporate Risk Management department had adequate resources and independence to perform its responsibilities.

Anti-Money Laundering (“AML”) and Anti-Terrorist Financing Program (“ATF”)

■	Met with the Chief Anti-Money Laundering Officer (“CAMLO”) to review the CAMLO report on the AML/ATF Program.

Manulife Financial Corporation Proxy Circular	20

■	Met with the Chief Auditor to review the Chief Internal Auditor’s report on the results of the testing of the effectiveness of the AML and ATF program.

Charter Review

■	The committee carried out all of the responsibilities required by its charter.

■	At the end of the year, the committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.

■	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Risk Committee.

John R.V. Palmer (Chair)

Linda B. Bammann

Richard B. DeWolfe

Scott M. Hand

Robert J. Harding

Thomas E. Kierans

21	Manulife Financial Corporation Proxy Circular

Report of the Conduct Review and Ethics Committee

Richard B. DeWolfe	Thomas P. d’Aquino	Robert E. Dineen, Jr.	Robert J. Harding	Luther S. Helms	Donald R. Lindsay	John R.V. Palmer	Gordon G. Thiessen
(Chair)

RESPONSIBILITIES

The Conduct Review and Ethics Committee assists the Board in its oversight role respecting:

■	The Company’s ethical standards.

■	Conflicts of interest.

■	Protection of confidential information.

■	Customer complaints.

■	Arrangements with individuals or entities who are related to the Company, and transactions that could have a material impact on the stability or solvency of the Company.

INDEPENDENCE

All committee members are independent, thereby meeting the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed.

2010 HIGHLIGHTS

In 2010, the committee, in accordance with its charter, accomplished the following:

Meetings

■	Met three times during 2010.

■	The CEO attended the meetings at the invitation of the Chair of the committee.

■	Met in camera without management at the end of each meeting.

Ethical Standards

■	Carried out its annual review of the Code of Business Conduct and Ethics (“Code”).

■

As part of the annual review of the Code, received management’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone), the Code training and certification process and the conflict of interest disclosure statements.

■	Confirmed that no executives or Directors requested a waiver of the Code and that no waivers were granted.

■	Reviewed and assessed the procedures relating to conflicts of interest and the procedures to restrict the use of confidential information.

Self-Dealing and Disclosure Requirements

■	Reviewed the effectiveness of the procedures for related party transactions and reviewed the Company’s practices to ensure the identification of any material related party transactions.

■	Received a report from management that there were no material related party transactions.

■	Reviewed practices for disclosure of information to customers and dealing with customer complaints.

Charter Review and Compliance

■	The committee carried out all of the responsibilities required by its charter.

■	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.

■	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Conduct Review and Ethics Committee.

Richard B. DeWolfe (Chair)

Thomas P. d’Aquino

Robert E. Dineen, Jr.

Robert J. Harding

Luther S. Helms

Donald R. Lindsay

John R.V. Palmer

Gordon G. Thiessen

Manulife Financial Corporation Proxy Circular	22

Report of the Management Resources and Compensation Committee

Gordon G. Thiessen	Linda B. Bammann	Joseph P. Caron	John M. Cassaday	Pierre Y. Ducros	Scott M. Hand	Lorna R. Marsden	Hugh W. Sloan, Jr.
(Chair)			(Vice-Chair)

RESPONSIBILITIES

The Management Resources and Compensation Committee assists the Board in its oversight role respecting:

■	The Company’s global human resources strategy, policies and programs.

■

Matters relating to the appropriate utilization of human resources within the Company with special focus on management succession, development, compensation and the evaluation of performance and recommendations for compensation for executives, including the CEO.

■	Disclosure of relevant information on executive compensation to the Company’s shareholders and other stakeholders.

INDEPENDENCE

■

All committee members are independent, thereby meeting the independence requirements prescribed by applicable securities regulations and by the stock exchanges on which the Company’s securities are listed.

2010 HIGHLIGHTS

In 2010, the committee, in accordance with its charter, accomplished the following:

Meetings

■	Met eight times during 2010.

■	The CEO, other members of management and the committee’s independent advisor Hugessen Consulting Inc. (“Hugessen”) attended meetings at the invitation of the Chair of the committee.

■	Met in camera without management at the end of each meeting.

Executive Performance Assessment and Compensation

■	Reviewed and approved the CEO’s annual objectives. Assessed the CEO’s performance against these objectives and recommended compensation awards for the CEO for approval by the Board.

■

Approved the annual objectives and performance assessments of the CEO and Senior Executive Vice Presidents (“SEVPs” and collectively with the CEO, the “Senior Executives”) following a review with the CEO. This included a review of the executive’s contribution to a culture of integrity and their management of risk.

■	Reviewed and approved individual executive compensation awarded to SEVPs and Executive Vice Presidents for 2010.
■

Reviewed and recommended to the Board for approval, the Company’s 2010 compensation policies, programs and payouts. This included the metrics for the balanced scorecard for the annual incentive plan and the design of the annual and medium-term incentive plans.

■	Confirmed the alignment of the compensation programs and payouts with the risk management objectives of the Company.

Senior Executive and CEO Succession

■

Reviewed the succession plan status for all executive and senior management positions, including the CEO, assessing whether there is a readiness to fill potential vacancies with qualified people and gaps in the readiness and reported on the results of the succession planning exercise to the Board. (See Talent Management and Succession Planning and the Statement of Corporate Governance Practices on pages 43 and 52 for a description of Manulife’s succession planning process and philosophy.)

■

Met in camera with the CEO to review the CEO’s direct reports and the potential successors with a focus on qualifications required for the position, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

■

Reviewed and recommended to the Board for approval the appointment of the following executives: Chief Actuary; Executive Vice President Human Resources; Executive Vice President and Chief Operating Officer, Investment Division; Executive Vice President, Corporate Development; Executive Vice President, Strategic Initiatives; and Chief Accountant, which appointments were filled primarily through internal promotion.

Compensation Developments

To further the alignment between the compensation program and the management of risk in 2010, the committee approved the following:

■	A review by Internal Audit of the compensation programs against the Financial Stability Board’s Principles for Sound Compensation Practices (“FSB Principles”).

■	Adoption of dual reporting relationships for the control functions, thereby enhancing their independence from their respective business units.

■	Control function executives were jointly assessed on their annual performance by their division head and control

23	Manulife Financial Corporation Proxy Circular

function head. Incentive compensation for the Chief Risk Officer and the Chief Actuary was restructured in 2010 and is entirely related to their individual performance and the performance of their team and not Company financial results. Incentive compensation for all other control function executives is tied to Company financial results rather than the financial results of the division or business unit they oversee.

■	The committee reviewed and approved the peer groups used for assessing compensation for Senior Executives.

External Consultant

During 2010, the committee retained Hugessen to act as its independent advisor and to provide it with advice and guidance on compensation issues. All work undertaken by Hugessen was pre-approved by the Chair of the committee.

Hugessen’s fees for executive compensation consulting services provided to the Management Resources and Compensation Committee and the Corporate Governance and Nominating Committee in 2010 were $537,827, compared with $515,775 in 2009. Services included participation at committee meetings, a comprehensive review of senior executive compensation relative to market practice, and extensive scenario testing of short-term and medium-term incentive plan design. Hugessen did not provide any other services to the Company during 2010.

Charter Review and Compliance

■	The committee carried out all of the responsibilities required by its charter.

■	The committee reviewed its charter and made recommendations for its amendment to the Board and assessed its performance against its charter.

■	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

The members of the Management Resources and Compensation Committee approved this report and reviewed and recommended to the Board for approval, the Compensation Discussion and Analysis section of the Proxy Circular.

Gordon G. Thiessen (Chair)

Linda B. Bammann

Joseph P. Caron

John M. Cassaday (Vice-Chair)

Pierre Y. Ducros

Scott M. Hand

Lorna R. Marsden

Hugh W. Sloan, Jr.

Manulife Financial Corporation Proxy Circular	24

To Our Shareholders

On behalf of the Management Resources and Compensation Committee and the Board of Directors, we are writing to provide background information on the philosophy and practical considerations that underlie the compensation decisions made by the Board in 2010 and the compensation program improvements that will take effect in 2011. The Executive Compensation section which follows highlights Manulife’s 2010 performance, reviews our executive compensation program in detail and describes the compensation awards for Named Executive Officers (“NEOs”).

Our Approach to Executive Compensation

Manulife is currently engaged in a major strategic repositioning of its business in order to reduce capital market risk and to position the Company for future earnings growth, reduced volatility and improved return on equity. These changes are essential to creating long-term shareholder value. The objective of Manulife’s compensation program is to contribute to the Company’s long-term sustainable growth by retaining talented executives and staff and motivating them to deliver superior performance in executing its strategy and operations while ensuring alignment with the Company’s risk management objectives.

As Manulife began to implement this strategy in 2009, your Board changed the compensation program to ensure it was aligned with the Company’s new strategic priorities. At that time, we modified the annual incentive plan to put equal emphasis on financial goals, operating targets, and strategic initiatives (the “balanced scorecard”). To ensure that the annual incentive plan awards remained aligned with shareholder interests, we also imposed limits on annual incentive plan payouts for the Senior Executives if earnings did not meet prescribed levels (the “net income threshold”). The annual incentive plan currently represents 24 per cent of the CEO’s target total compensation, and 19 per cent for SEVPs.

For the medium-term incentive plan, we balanced our traditional performance condition for Performance Share Units (“PSUs”), a return on equity target, by adding a capital adequacy metric (Minimum Continuing Capital and Surplus Requirements ratio). The medium-term incentive plan PSUs and Restricted Share Units (“RSUs”) currently represent 32 per cent of the CEO’s target total compensation, and 30 per cent for SEVPs.

For the long-term incentive plan we made no changes, as stock option awards align management’s and shareholders’ interests. The long-term incentive plan currently represents 32 per cent of the CEO’s target total compensation, and 30 per cent for SEVPs.

Of Total Compensation, excluding pensions, our CEO has 88 per cent of his total target compensation at risk and 64 per cent of compensation tied to share price. For SEVPs, the corresponding numbers are 79 per cent of compensation at risk and 60 per cent of compensation tied to share price.

2010 Performance and Compensation Decisions

To determine the 2010 compensation awards for the Senior Executives, the Board first reviewed Manulife’s 2010 performance and concluded that management had made substantial progress in executing its strategic plan. The Company successfully reallocated capital and resources to products targeted for growth while at the same time limiting sales, raising prices and de-risking other products. As a result, Manulife delivered solid underlying business results generating annual adjusted earnings from operations of $2.9 billion. In addition, through a combination of business repositioning as well as capital markets transactions, management significantly decreased Manulife’s underlying earnings sensitivity to equity market and interest rate movements, ahead of the original timetable. The capital adequacy ratio (the Minimum Continuing Capital and Surplus Requirements or “MCCSR”) for Manufacturers Life also remained strong, ending the year at 249 per cent, providing a substantial cushion to potentially adverse market conditions. The essential actions of re-balancing our product mix, raising prices and recognizing long-term trends in morbidity led to goodwill and other charges in the third quarter that significantly reduced annual net income for 2010.

Annual Incentive Plan Awards

Against this backdrop, the Board assessed management’s achievements in order to determine the annual incentive payout. Using the balanced scorecard outlined above, and detailed on page 33, the Board first arrived at a Company Performance Score. Consistent with the plan design, a further net income threshold was applied, reducing the Company Performance Score for the Senior Executives to reflect the fact that Manulife’s 2010 earnings fell below the prescribed net income threshold, applicable to the Senior Executives.

The Board subsequently considered this result and concluded that it did not appropriately reflect the substantial progress made by the Senior Executives in implementing the strategic plan. While the Company did not achieve the net income threshold, the Board determined that this was due to goodwill and other charges referred to above. The Board did not want to penalize management for taking the necessary action, especially in light of the considerable progress made in the de-risking and repositioning of the Company. Accordingly, the Board exercised its discretion to increase the Company Performance Score for these Senior Executives. To reflect the Board’s belief that Senior Executives should be held to a higher standard on financial measures, this Board-adjusted score remained well below the Company Performance Score.

Medium-Term and Long-Term Incentive Plan Payouts

The medium-term and long-term incentive payouts reflect the fact that net income, return on equity and the share price have been below desired levels. In 2010, the RSUs granted in 2008 vested and expired with no value, and as at December 31, 2010, only one outstanding option grant was in-the-money.

25	Manulife Financial Corporation Proxy Circular

2011 Plan Improvements

While the Board is generally satisfied with the structure and competitiveness of Manulife’s compensation program, we have refined the 2011 annual and medium-term incentive plans to further align them with Manulife’s risk management and financial goals.

Reducing existing and potential risk exposures remains a top priority for the Board and management. Accordingly, for 2011 the Board reviewed and approved risk reduction targets and will monitor progress quarterly. These targets and other risk management objectives have been explicitly factored into the calculation of the operating targets and strategic initiatives components of the balanced scorecard. At the end of the year, the Board will assess progress made against the targets and may adjust payouts under the annual incentive plan up or down to reflect progress. Payouts for PSUs may also be adjusted up or down dependent on the progress made towards achieving the risk reduction targets.

The 2011 annual incentive plan also introduces a new metric for the financial goals portion of the balanced scorecard: net income excluding the direct impact of equity markets and interest rates. During the period of repositioning, this metric is being introduced to focus the broader employee population on delivering business results within their control by lessening the impact (positive or negative) of equity market and interest rate movements on their incentive compensation. While this measure is also used for the Senior Executives, the annual incentive plan target payouts represent less than 9% of Senior Executives’ compensation.

Annual incentive plan payouts for the Senior Executives will continue to be subject to limits if earnings do not meet prescribed levels and the risk reduction targets are not met.

Conclusion

The 2010 compensation decisions involved considerable discussion and debate by the Management Resources and Compensation Committee and the Board and the advice from the independent compensation advisor retained by the Board.

Shareholders will have a non-binding shareholder advisory vote on our approach to executive compensation at the 2011 Annual Meeting. The resolution to be voted on can be found on page 5.

Gordon Thiessen	Gail Cook-Bennett
Chair of the Management Resources and Compensation Committee	Chair of the Board

This letter includes performance measures which are Non-GAAP measures. See “Performance and Non-GAAP Measures” on page 51.

Manulife Financial Corporation Proxy Circular	26

Executive Compensation

Contents:

■ Compensation Discussion and Analysis	Page 27
➢ 2010 Performance Summary	Page 27
➢ Compensation Program Objectives, Philosophy and Principles	Page 28
➢ Executive Compensation Program	Page 32
➢ 2010 Incentive Plan Results	Page 33
➢ Named Executive Officers’ Compensation	Page 34
➢ Summary Compensation Table	Page 37
■ Outstanding Share-Based Awards and Option-Based Awards	Page 38
■ Incentive Plan Awards – Value Vested or Earned During the Year	Page 39
■ Additional Disclosure	Page 39
■ Pension Plans	Page 44
■ Termination and Change In Control Benefits	Page 48
■ Securities Authorized for Issuance Under Equity Compensation Plans	Page 50
■ Directors’ and Executive Officers’ Indebtedness	Page 50

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes in detail Manulife’s executive compensation objectives, philosophy and principles. It also describes the 2010 compensation program in detail and discusses the outcomes it produced with supporting details, including highlights of the Company’s performance in 2010. The Total Compensation paid to the NEOs for 2010 is set out in the Summary Compensation Table on page 37.

2010 Performance Summary

The Company focused on five central strategic goals: growth; maintaining strong capital/financial strength; improving return on Common Shareholders’ equity (“ROE”)1; managing risk; and continuing to offer a quality value proposition for clients. In keeping with this strategy, Manulife made significant progress delivering sales growth, a reduced risk profile and stronger capital levels. The Company:

•	Successfully reallocated capital and resources to grow targeted, high return businesses.

■	Sales[2] of insurance products targeted for growth were up 20 per cent compared to 2009.

■	Sales of wealth products targeted for growth were up 23 per cent compared to 2009 and exceeded $27 billion.

■

Insurance sales in Asia were up 43 per cent compared to 2009 and reached a record at over $1 billion for 2010. This reflects the focus on growing through diversification of products and channels in our emerging markets and in the larger markets of Japan and Hong Kong.

■

Sales in Canada reflected the value of our diversified franchise, with record sales in individual life and travel insurance, and record deposits[3] in Manulife mutual funds. Manulife Bank of Canada (“Manulife Bank”) posted a 7 per cent increase in lending volumes compared to 2009.

■

U.S. Division demonstrated solid progress in repositioning the U.S. insurance business and growing the wealth business. John Hancock Mutual Funds achieved record sales levels of US$9.7 billion, 48 per cent higher than the previous year. John Hancock Retirement Plans Services ended the year with full year sales of US$5.1 billion, up 16 per cent from 2009. Total wealth funds under management[4] at the end of 2010 reached a record level at US$188 billion.

■	Total funds under management increased $35 billion from 2009 to reach $475 billion.

•	Raised prices and de-risked products having less attractive earnings and risk profiles. As a result:

■	Sales of long-term care insurance in the U.S. and universal life products with lifetime no lapse guarantees declined 11 per cent for the year.

■	Sales of variable annuity and book value fixed deferred annuity products totaled $6.7 billion, a decline of 46 per cent from 2009.

[1]	ROE is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 51.

[2]	Sales is a non-GAAP measure. Growth and decline in sales is stated on a constant currency basis. Constant currency basis is a Non-GAAP measure. See “Performance and Non-GAAP Measures” on page 51.

[3]	Deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 51.

[4]	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 51.

27	Manulife Financial Corporation Proxy Circular

•

Delivered adjusted earnings from operations of $2.9 billion in 2010[1]. Annual net income was reduced to a net loss of $391 million as a result of over $3 billion of charges for goodwill impairment and changes in actuarial methods and assumptions from actions such as re-balancing the product mix, raising prices and recognizing long-term trends in morbidity.

•	Maintained strong capital levels. The MCCSR ratio for Manufacturers Life was up 9 points in the year to 249 per cent, accompanied by a lower risk profile going forward.

•	Reduced Net Income sensitivity to equity markets and interest rates.[2,3]

■	The Company is close to achieving its year-end 2012 hedging objectives, ahead of its original timetable.

■	Sensitivity to a 10 per cent equity market decline was reduced from $1.2 billion on December 31, 2009, to $740 million at December 31, 2010.

■	Sensitivity to 100 basis point decline in all interest rates was reduced from $2.2 billion on December 31, 2009, to approximately $1.8 billion at December 31, 2010.

•	Maintained favourable credit experience.

•	Continued to offer a quality value proposition for clients.

■	The Company has delivered strong investment performance to our retail fund and institutional clients and won numerous awards for service and investment performance.

These results demonstrate that Manulife is effectively executing its strategic plan.

Please see the Annual Report for the year ended December 31, 2010 for additional information on the Company’s performance.

Compensation Program Objectives, Philosophy and Principles

Compensation Program Objectives

Manulife’s vision is to be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions. The objective of Manulife’s compensation program is to contribute to the Company’s long-term sustainable growth by retaining talented executives and staff, and motivating them to deliver superior performance in executing its strategy.

Compensation Philosophy – Pay for Performance

Manulife’s compensation philosophy is “pay for performance”. Compensation is tied to the achievement of the Company’s short-term, medium-term and long-term strategic goals. In practice, this has meant that in years with strong Company performance, incentive compensation has paid out above target and in years where Company performance has not been strong, incentives have either not paid out or have been significantly reduced. Over the past three years, business performance has been below target and compensation for the Senior Executives has been aligned with this performance as follows:

Year	Senior Executives Incentive Compensation Received In Year
2008	■ Zero annual incentive. ■ RSUs granted in 2006 vested and paid out at 74% of their original grant value based on a performance factor of 120% and the Common Share price at the time of vesting.
2009	■ Annual incentive based on a Company Performance Score of 56% of target. ■ Zero RSU payout from 2007 award. ■ 7 of past 10 stock option grants underwater as of December 31, 2009.
2010

■     Annual incentive based on a Company Performance Score of 50% of target.

■    Zero RSU payout from 2008 award.

■    A portion of the RSUs granted in 2009 did not have performance conditions and paid out at an average of 109% of the original grant value.

■     Special RSUs granted in 2009 did not have performance conditions and paid out at 113% of the original grant value.

■    A portion of the PSUs granted in 2009 paid out at an average of 102% of the original grant value based on a performance factor of 94% and on the Common Share price at the time of vesting.

■    Stock options granted in 2000 expired in October 2010 with no value.

■    9 of past 10 stock option grants were underwater as of December 31, 2010.

[1]	Adjusted earnings from operations is a Non-GAAP measure. Please see “Performance and Non-GAAP Measures” on page 51.
[2]	See “Caution related to sensitivities” on page 51.
[3]

Net Income sensitivity to equity markets is defined as the impact of a 10 per cent decline in the market value of equity funds on the net income attributed to shareholders. Earnings sensitivity to interest rates is defined as the impact of a one per cent parallel decline in interest rates on the net income attributed to shareholders.

Manulife Financial Corporation Proxy Circular	28

Compensation Principles

Compensation decisions at Manulife are guided by four core principles:

1.	Compensation is aligned with business strategy.

2.	Compensation is aligned with long-term shareholder value.

3.	Compensation is aligned with good governance practices.

4.	Compensation and performance are benchmarked against peer companies.

Compensation principles and practices align with the Company’s approach to risk management to provide an appropriate balance between risk and reward.

1.	Compensation Is Aligned with Business Strategy

Manulife’s compensation program is aligned with the Company’s business strategy through:

■	The performance metrics established for the Annual Incentive Plan’s balanced scorecard.

■	The performance conditions set for PSUs.

■	Individual performance objectives set for each executive.

The Company’s executive compensation program includes a number of features designed to tie executive compensation to the achievement of these metrics and objectives, including the following:

■

The balanced scorecard of the Annual Incentive Plan. This places equal emphasis on financial goals, operating targets and successful execution of strategic initiatives including the achievement of risk management objectives.

■

The proportion of variable compensation that is short-term, medium-term and long-term. The amount of pay at risk and deferred compensation increases by level, reflecting the ability of Senior Executives to affect the Company’s results.

■	The vesting schedule of medium-term and long-term incentives aligns executive compensation with the longer-term interests of the Company and its shareholders and discourages inappropriate risk taking.

■

The requirement for a combination of Company, division, business unit as well as individual performance conditions to be met for incentives to be awarded, including additional financial performance thresholds for Senior Executives.

■	The exposure of equity compensation to the Common Share price over the medium-term and long-term.

The proportion of Senior Executives’ target compensation that was at risk and/or tied to the Common Share price in 2010 is illustrated below.

2.	Compensation Is Aligned with Long-Term Shareholder Value

Manulife’s compensation program is designed to incent executives to take a long-term view to increasing shareholder value through the following compensation initiatives:

■

The Company requires its executives to own Common Shares in proportion to their position and compensation. This requirement reflects the Company’s belief that share ownership further aligns executive compensation with the interests of shareholders. Executives have five years from their appointment or promotion to accumulate the required multiple of their base salary in shares (see table below). Under these guidelines, DSUs, RSUs, PSUs, personally held Common Shares and Manulife preferred shares count towards share ownership, but stock options do not. In late 2008, the Board agreed to allow executives to value their RSUs, PSUs and DSUs at the higher of the grant price or the current market price for the purposes of meeting the share ownership guidelines. This measure has been continued on an interim basis due to the market volatility and the Company’s reduced Common Share price.

29	Manulife Financial Corporation Proxy Circular

Executive Level	Share Ownership Requirement as a Multiple of Base Salary
CEO	7.0
Senior Executive Vice Presidents	4.0
Executive Vice Presidents	2.5
Senior Vice Presidents	2.0
Vice Presidents	1.0

Many of the Company’s executives exceed the minimum requirements. For NEO holdings relative to these requirements, see page 36.

■	The imposition of additional conditions for the CEO and Chief Financial Officer (“CFO”):

-	Any material restatement of the Company’s financial statements related to CEO or CFO misconduct will trigger compensation clawbacks.

-	Both the CEO and CFO are required to maintain their share ownership requirement for one year after leaving the Company.

-	Both the CEO and CFO are required to hold at least 50% of the realized gains from the exercise of stock options in Common Shares during their employment and for one year post employment.

■

The Company has a policy which prohibits the monetization of unvested equity awards by executives. This policy is incorporated into our Code. All employees must certify compliance with the Code annually.

■	Only the CEO and the SEVP Corporate Development and General Counsel have change in control agreements.

■	Executive pensions are predominantly defined contribution plans. The few remaining executives in defined benefit plans have had their benefits capped.

3.	Compensation Is Aligned with Good Governance Practices

Manulife’s compensation program is generally aligned with the FSB Principles with a foundation of solid risk management practices reinforced by the following actions in 2010:

■

The Risk Committee formally reviewed the risk management aspects of the executive compensation program and satisfied itself that the compensation program was aligned with the Company’s risk management objectives.

■

The Chief Risk Officer regularly attended the Management Resources and Compensation Committee meetings which included the review and approval of compensation recommendations. This facilitated effective oversight of the compensation program recommendations through informed discussion of the relevant risks.

■

The Executive Compensation Committee, comprised of the Chief Risk Officer, the Chief Financial Officer and the Chief Human Resources Officer, reviewed compensation program changes to ensure alignment with risk management principles and made recommendations to the CEO prior to approval by the Management Resources and Compensation Committee.

■

Control function executives were jointly assessed on their annual performance by their division head and control function head. Incentive compensation for the Chief Risk Officer and the Chief Actuary was restructured in 2010 and is entirely related to their individual performance and the performance of their team and not Company financial results. Incentive compensation for all other control function executives is tied to Company financial results rather than the financial results of the division or business unit they oversee.

■

Employees are assessed in their performance reviews against risk factors which measure the degree to which they are mindful of risks inherent in their jobs and are working within the relevant boundaries of the Company’s policies and standards of practice.

■

An independent review was conducted by the Company’s Internal Audit department which confirmed the Company’s compliance with the FSB Principles. The Company’s Internal Audit department also engaged an external independent compensation expert to complete certain audit procedures. The results indicated that Manulife is aligned with industry practices.

Manulife’s compensation program is also consistent with the Canadian Coalition for Good Governance’s Executive Compensation Principles and Proxy Circular Disclosure Best Practices. We continually monitor the market to stay at the forefront of good governance practices relevant to the Company.

4.	Compensation and Performance Are Benchmarked Against Peer Companies

■

The Management Resources and Compensation Committee annually reviews and confirms the applicability of the group of organizations to be used as a comparator for the Senior Executives compensation program (pay levels and policies).

■

When developing the peer group, the committee considered global and North American insurers that are similar in size and scope of operations. The key metrics considered were revenue and market capitalization.

Manulife Financial Corporation Proxy Circular	30

■

The competitiveness of the Company’s executive compensation program is assessed annually. In 2010, the committee referred to the Global Insurance Peer Group, as noted in the chart below, to benchmark compensation for the Senior Executives. The Global Insurance Peer Group consists of insurance companies with international operations that generally have revenues and market capitalizations of approximately US$10 billion or greater.

■

The committee places particular emphasis on the Core Peer Group, which is comprised of large global life insurers. The Company does approximately 75% of its business outside Canada, including over 50% in the U.S. See the table below for the financial metrics relative to the Core Peer Group.

■	As the Core Peer Group is small, the committee also monitors and considers the compensation levels and policies of the Supplemental Firms.

■

As the Company is one of the largest financial services companies in Canada, the committee monitors and considers compensation levels for senior officers at the five major Canadian banks. The committee also considers pay information published in the North American Diversified Insurance Survey – a widely referenced survey of pay levels among major insurance companies.

■

Manulife’s total executive compensation levels are targeted at the median of the Core Peer Group. Compensation for high performing executives is intended to be comparable to high performing executives at top performing peer companies.

■

Compensation decisions for the Senior Executives reflect the market competitiveness of their compensation, their individual performance and the performance of the Company relative to the Core Peer Group.

■

Compensation for executives below the SEVP level is benchmarked against regional comparators, reflecting each executive’s level and location. Each element of compensation, as well as total overall compensation, is benchmarked to ensure appropriate competitiveness against peers.

Global Insurance Peer Group
Core Peer Group		Supplemental Firms
■ AFLAC ■ Lincoln National ■ Metropolitan Life ■ Principal Financial	■ Prudential Financial ■ Sun Life Financial ■ The Hartford	■ AEGON ■ Allstate ■ Aviva ■ AXA Insurance ■ Chubb	■ HSBC Insurance ■ ING Insurance ■ Loews ■ Progressive ■ Travelers

Core Peer Group

	2010 Revenue (US$)B	Market Capitalization as at December 31, 2010 (US$)B
AFLAC	20.7	26.5
Lincoln National	10.4	8.8
Metropolitan Life	52.7	45.3
Principal Financial	9.2	10.4
Prudential Financial	38.4	28.5
Sun Life Financial	24.8	19.2
The Hartford	22.4	11.8
Peer Group Average	25.5	21.5
Manulife Financial	37.9	32.4

Source: Thomson One, Company Reports

31	Manulife Financial Corporation Proxy Circular

Executive Compensation Program

Manulife’s executive compensation program includes base salary, short-term, medium-term and long-term performance-based incentive awards, pension and benefits, and other perquisites. The program governs compensation for all executives globally, including the CEO and the other NEOs.

The table below itemizes each component of Manulife’s executive compensation program and describes its intended purpose.

Element	Purpose
Base Salary	Base salary compensates executives for the day-to-day roles they perform for the Company. Base salaries and salary ranges are benchmarked externally against comparable roles in peer companies and internally against the performance, qualifications and experience of other executives. Salaries are reviewed at least annually.
Short-Term Incentive (“Annual Incentive Plan” or “AIP”)	Under the Annual Incentive Plan, awards are paid in cash in February following the performance year and calculated based on the formula set out below.
	Base Salary	x	AIP Target	x	Business Performance Multiplier (Balanced Scorecard)	x	Individual Performance Multiplier	=	Annual Incentive
	Varies by individual qualifications, experience and performance		Varies by seniority		■ 34% Financial Goals ■ 33% Operating Targets ■ 33% Strategic Initiatives Range = 0 – 200%		Varies by individual and is based on personal objectives set for the year Range = 0 – 200%		Payout ranges from zero to maximum that varies by level

For the business performance multiplier, the Company’s performance is measured against a balanced scorecard comprised of equally weighted financial goals, operating targets and strategic initiatives as follows:

■     Financial Goals: based on Company net income and ROE targets in 2010 (34% of the multiplier).

■    Operating Targets: set annually for each business unit based on sales growth, profitability, customer retention, risk management and expense management targets (33% of the multiplier).

■    Strategic Initiatives: set annually at Company, division or business unit level to align with the Company’s strategic objectives (33% of the multiplier).

The Business Performance Multiplier is the same for all members of the Company’s Executive Committee and the general employee population (the “Company Performance Score”). To ensure the balanced scorecard results for Senior Executives is aligned with shareholder interests, the Company Performance Score may be reduced if prescribed levels of net income are not met. In addition, the Board has the discretion to adjust the Company Performance Score up or down for extraordinary events which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate.

The minimum annual incentive is zero. The maximum annual incentive varies by level and is only provided when individual and business performance is superior. Company, division and business unit performance metrics are stress- tested by Hugessen to ensure potential payouts continue to be aligned with business performance.

Medium-Term (RSUs and PSUs) and Long-Term Incentives (stock options)	RSUs, PSUs and stock options are granted annually to executives based on individual performance, potential and market competitiveness. No consideration is given to the outstanding value of an individual’s stock options, RSUs or PSUs in determining the number of RSUs, PSUs and stock options to be granted in any given year.
	Medium-Term Incentive - RSUs vest within 3 years and pay out based on the Common Share price.
	Medium-Term Incentive - PSUs vest within 3 years and pay out based on the Common Share price, subject to performance conditions. In 2011, the Board will have the discretion to adjust PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets.
	Long-Term Incentive - Stock options typically vest 25% per year over 4 years. Value on exercise is based on the difference between the exercise price at time of grant and the Common Share price at time of exercise.
	2010 Medium-Term and Long-Term Incentive Pay Mix
	Executive Level	RSUs	PSUs	Options
	Executive Committee Members	12.5%	37.5%	50%
	Executive Vice President (not on Executive Committee)	25%	25%	50%
	Senior Vice President	52.5%	17.5%	30%
	Vice President	70%	0%	30%
	Starting in 2011, stock options will no longer be granted at the Vice President level.
Pension	The Company sponsored pension plans assist employees in providing for their retirement. Plans vary by domicile and are administered in a manner consistent with the Company’s overall compensation philosophy.
Benefits	Benefit plans reflect local market practice and include group life, disability, health and dental insurance programs. Plans vary by domicile based on cost and competitive benchmarking.
Perquisites	Perquisites vary by domicile and reflect local market practice.

Manulife Financial Corporation Proxy Circular	32

2010 Incentive Plan Results

The following section describes the short-term, medium-term and long-term performance-based incentive plan results for 2010.

Manulife’s performance against the objectives in the balanced scorecard is summarized below. These objectives were developed at the beginning of 2010 by the CEO and Executive Committee and approved by the Board. These results form the basis of the Company Performance Score for the Annual Incentive Plan.

2010 Annual Incentive Plan – Balanced Scorecard
Performance Objective	Weighting	2010 Business Performance
Financial Goals ■ Achieve Net Income of $2.6 billion and ROE of 11%	34%

■     Net loss of $391 million as a result of over $3 billion of charges for goodwill impairment and changes in actuarial methods and assumptions from actions such as re-balancing the product mix, raising prices and recognizing long-term trends in morbidity. While these actions came at a cost, they also strengthened our balance sheet and reserves.

■     2010 ROE of -1.8% was below expectations.

Operating Targets ■ Increase Sales and Market Share in targeted business lines ■ Manage Product Risk ■ Manage expenses within approved plan ■ Achieve New Business Profitability targets	33%

■     On a global basis, full year insurance sales targeted for growth were $2.0 billion. This represented a 20% increase over 2009. Wealth Management sales were $27.4 billion, up 23% from 2009.

■    Asia division achieved record insurance sales, exceeding US$1 billion (43% year-over-year growth), while Wealth sales (excluding Variable Annuities) rose by nearly US$1 billion and now exceed US$3 billion (32% growth over 2009).

■     In Canada, sales reflected the value of our diversified franchise, with record sales in individual life and travel insurance and record deposits in Manulife Mutual Funds. Manulife Bank posted a 7 per cent increase in new loan volumes over 2009.

■    In the U.S., John Hancock Mutual Funds achieved record sales levels of US$9.7 billion, 48 per cent higher than 2009. John Hancock Retirement Plan Services ended the year with full year sales of US$5.1 billion, up 16 per cent from 2009.

■    Total funds under management increased $35 billion from 2009 to $475 billion.

■    Prices were increased and sales constrained on products with less attractive earnings and risk profiles. For example, sales of constrained US wealth products decreased 60% from 2009 to US$2.8 billion.

■     Implemented new business risk exposure measures (cost of hedging for Variable Annuities) and earnings at risk for long duration businesses.

■    Expenses were managed in line with product pricing.

■    New Business Embedded Value[1] for Insurance businesses targeted for growth increased 17% in 2010 with broad based growth in our individual insurance businesses, especially in Canada and Asia. The Wealth businesses targeted for growth increased New Business Embedded Value by 10% year-over-year with strong growth in our North American mutual fund businesses and Asia wealth management businesses.

■    The Company delivered strong investment performance to our retail fund and institutional clients and won numerous awards for service and investment performance.

Strategic Initiatives ■ Achieve well balanced growth across targeted business lines and geographies ■ Strengthen capital management position and flexibility ■ Execute approved equity and interest rate risk reduction plan ■ Preserve and strengthen the Company’s brand and reputation with all stakeholders	33%

■    A strategic shift in sales mix was achieved with significant growth in high return, lower risk businesses and reduced sales in less attractive product lines, as outlined above.

■    MCCSR ratio of 249% as at December 31, 2010 for Manufacturers Life. This was higher than the 240% MCCSR ratio at December 31, 2009.

■    In order to strengthen the Company’s capital ratios within its operating units, Manulife successfully raised additional debt of $2 billion ($900 million Canadian medium-term notes, US$1.1 billion senior notes issued in the U.S.). However, this resulted in a further increase in our leverage ratio.

■    Management made significant progress in hedging to reduce earnings and capital volatility. The Company is now close to achieving its year-end 2012 hedging objectives and is ahead of pace over the original timetable.

■    Reduced net income sensitivity to equity markets such that sensitivity to a 10% equity market decline was reduced from $1.2 billion at December 31, 2009 to approximately $0.7 billion at December 31, 2010.

■     Reduced its net income sensitivity to a 100 basis point decline in all interest rates from $2.2 billion at December 31, 2009 to approximately $1.8 billion at December 31, 2010. This sensitivity was before the potential impact of gains that could be realized on available for sale bonds.[2]

■    The financial strength ratings of Manulife’s operating subsidiaries were downgraded in 2010 by credit rating agencies. Manulife’s financial strength ratings remain among the strongest relative to its peers.

■     Investment was made to strengthen the Manulife brand in Canada and Asia, complementing the strong John Hancock brand in the U.S.

[1]	New business embedded value is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 51.
[2]	See “Caution related to sensitivities” on page 51.

33	Manulife Financial Corporation Proxy Circular

For 2010, the Company Performance Score was 82%. For the Senior Executives, the score was reduced to 21%, which is consistent with the plan design to reflect the fact that Manulife’s 2010 earnings fell below the prescribed net income threshold applicable to the Senior Executives. The Board subsequently considered this result and concluded that it did not appropriately reflect the considerable progress made by senior management in implementing the strategic plan. While the Company did not achieve the net income threshold, the Board determined that this was because of goodwill and other charges taken as a consequence of re-balancing the product mix, raising prices and recognizing long-term trends in morbidity. The Board did not want to penalize management for taking these necessary actions, especially in light of the considerable progress made de-risking and repositioning of the Company. Accordingly, the Board exercised its discretion to increase the Company Performance Score to 50% for the Senior Executives. To reflect the Board’s belief that the Senior Executives should be held to a higher standard on financial measures, this Board-adjusted score remained well below the Company Performance Score.

2010 Medium-Term Incentive Plan Results

For RSUs and PSUs vesting in 2010:

■	The 2008 PSUs did not meet the 3-year ROE performance threshold resulting in a zero payout.

■

The first portion (25%) of the 2009 PSUs vested on February 15, 2010 and paid out at an average of 102% of the original grant value based on a performance factor of 94%, based on an ROE of 5.2% and MCCSR ratio of 240% in 2009 and the Common Share price at the time of vesting.

■	The first portion (25%) of the 2009 RSUs vested on February 15, 2010 and paid out at an average of 109% of their original grant value.

■	The one-time 2009 Special RSUs granted to select executives vested on December 15, 2010 and paid out at 113% of their original grant value.

2010 Long-Term Incentive Plan Results

In 2010, none of the NEOs exercised stock options. At the end of 2010, only one of the past ten years’ stock option grants was in-the-money.

Named Executive Officers’ Compensation

The Management Resources and Compensation Committee considers the following factors when assessing individual performance and determining the compensation of the NEOs:

■	Performance against the Company’s balanced scorecard objectives.

■	The Company’s overall performance relative to the performance of its peer group.

■

The degree to which the compensation program contributes to the Company’s long-term sustainable growth by supporting retention of talented executives and staff and motivating them to deliver superior performance.

■	Market competitiveness of Total Compensation relative to the peer group.

The Management Resources and Compensation Committee also reviews a longer term pay for performance analysis prepared by Hugessen to ensure the total cash received by the Senior Executives through the Company’s medium-term and long-term incentive plans is aligned with Manulife’s performance over the corresponding compensation period. The Management Resources and Compensation Committee exercises independent judgment in assessing the CEO’s performance and stress tests incentive plan designs to ensure there is strong evidence of pay-for-performance and alignment with shareholder interests. The compensation awarded to each of the NEOs for 2010, excluding the former Chief Operating Officer, is set out below.

Donald Guloien, President and CEO

Under Mr. Guloien’s leadership, management made significant progress in 2010 in bringing about a major strategic transformation of the Company.1 Consistent with the strategy, Mr. Guloien and his team successfully reallocated capital and resources to products targeted for growth; eliminated and re-priced products with less attractive earnings and risk profiles; and reduced earnings and capital volatility. While the Company did not achieve its net income targets, this was a result of goodwill and other charges taken as a consequence of re-balancing the product mix, raising prices and recognizing long-term trends in morbidity.

For more information on the Company’s 2010 performance, see the balanced scorecard results on page 33.

The decisions regarding the CEO’s compensation involved considerable discussion by the Management Resources and Compensation Committee and the Board and advice from the independent compensation advisor retained by the Board. The Board considered several factors, including Mr. Guloien’s leadership of Manulife’s strategic repositioning, the Company’s balanced scorecard results, as well as the market competitiveness of his compensation and the performance of the Company relative to the global insurance peer group.

[1]	See “Caution related to sensitivities” on page 51.

Manulife Financial Corporation Proxy Circular	34

Compensation for 2010

In determining Mr. Guloien’s annual incentive payment for 2010, the Board assessed his performance against specific objectives developed by the Management Resources and Compensation Committee at the beginning of the year and agreed to by the Board, and considered the Company Performance Score and the net income threshold for the Senior Executives. For 2010, the Board assigned Mr. Guloien an Individual Performance Multiplier (“IPM”) of 1.5. Based on an adjusted Company Performance Score of 50% and his IPM, Mr. Guloien’s calculated annual incentive award was US$1,500,000 (Cdn$1,483,050).

Mr. Guloien’s base salary in 2010 was US$1,000,000 (Cdn$1,031,821). He was awarded medium-term and long-term incentives of US$5,900,000 (Cdn$6,157,240) in February 2010, as disclosed in last year’s proxy circular. Further details of Mr. Guloien’s compensation for 2010 are provided in the Summary Compensation Table on page 37.

Compensation for 2011

In reviewing Mr. Guloien’s 2011 medium-term and long-term incentive compensation, the Management Resources and Compensation Committee considered the Company’s size and scope relative to the benchmark group of global insurance peers as well as Mr. Guloien’s potential for future contributions to creating long-term value for shareholders. In February 2011, the Board granted Mr. Guloien medium-term and long-term incentive awards valued at US$5,500,000. The grant value was split between PSUs of US$2,062,500 (Cdn$2,033,460), RSUs of US$687,500 (Cdn$677,820), and Stock Options of US$2,750,000 (Cdn$2,711,280).

Mr. Guloien’s salary will remain US$1,000,000 in 2011.

Michael W. Bell, Senior Executive Vice President and Chief Financial Officer

Mr. Bell is CFO and responsible for managing the financial affairs of the Company including Finance, Accounting, Capital, Valuation, Treasury, Controllers, Taxation, Investor Relations and Reinsurance. Under Mr. Bell’s leadership, the Company strengthened the MCCSR ratio at Manufacturers Life to 249% at December 31, 2010. This was accompanied by a lower risk profile going forward. Other actions taken by Mr. Bell during 2010 included the allocation of capital to product lines targeted for growth and away from those that give rise to earnings sensitivity or that have low returns on capital, $2 billion in debt issuances (including the first issuance by Manulife Financial Corporation in the U.S.), enhanced Line of Credit capacity for the Company with the securing of significant long term committed bank lines as contingent funding, the strengthening of our capital management function and the development of a comprehensive capital management plan. Mr. Bell played a key role in the development of the Company’s multi-year strategic plan and in hosting Investor Day, thereby enhancing credibility and relationships with investors, analysts, regulators and rating agencies. Mr. Bell is a member of the Company’s Executive Committee and Management Committee.

Based on the adjusted Company Performance Score for SEVPs of 50%, and in considering his performance in 2010, Mr. Bell received an annual incentive of US$525,000 (Cdn$519,068). Based on Mr. Bell’s achievements in 2010, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Bell equity awards valued at US$3,000,000 in February 2011. These awards were in the form of stock options (US$1,500,000), PSUs (US$1,125,000) and RSUs (US$375,000). Mr. Bell’s salary will remain US$700,000 in 2011.

James R. Boyle, Senior Executive Vice President, U.S. Division

Mr. Boyle is President of John Hancock Financial Services, the U.S. division of Manulife and is responsible for leading all aspects of John Hancock’s operations including Life Insurance, Long Term Care Insurance, Variable Annuities, Retirement Plan Services, Fixed Products, Mutual Funds and John Hancock Financial Network.

Under Mr. Boyle’s leadership in 2010, U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, increased 30 per cent to US$16.1 billion. Record sales of US$9.7 billion in 2010, an increase of 48 per cent over 2009, were achieved by John Hancock Mutual Funds. 2010 sales for John Hancock Retirement Plan Services were US$5.1 billion, up 16 per cent from 2009. Wealth funds under management at the end of 2010 were at their highest levels ever at US$188 billion, representing an 11 per cent increase from December 31, 2009, attributable to a combination of investment returns and net policyholder cash flows. John Hancock Life sales, excluding universal life products with lifetime no-lapse guarantees and guaranteed non-par whole life which were not targeted for growth, increased 15 per cent in the fourth quarter of 2010 compared to the fourth quarter of the prior year. Mr. Boyle is a member of the Company’s Executive Committee and Management Committee.

Based on the adjusted Company Performance Score for SEVPs of 50%, and in considering his performance in 2010, Mr. Boyle received an annual incentive of US$438,750 (Cdn$433,792). Based on Mr. Boyle’s achievements in 2010, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Boyle equity awards valued at US$1,800,000 in February 2011. These awards were in the form of stock options (US$900,000), PSUs (US$675,000) and RSUs (US$225,000). Mr. Boyle’s salary will remain US$650,000 in 2011.

35	Manulife Financial Corporation Proxy Circular

Warren A. Thomson, Senior Executive Vice President and Chief Investment Officer

Mr. Thomson is Chief Investment Officer and is responsible for managing the Company’s global investment operations which include the general fund and third party assets managed by Manulife Asset Management. These global operations are based in three major cities: Toronto, Boston, and Hong Kong, with smaller operations in over 20 other cities throughout Asia and North America and in London. Total assets under management as at December 31, 2010 were over $380 billion, including public bonds, private placement debt, commercial mortgages, public equities and alternative assets such as commercial real estate, infrastructure, timber and agricultural land, oil and gas properties and private equity. Under Mr. Thomson’s leadership, the Investment division delivered strong performance for the $199 billion of general fund assets as at December 31, 2010. This performance was evidenced by the Company’s excellent credit experience and the continuing prudent origination of sound relative value assets. Investments played a central role in the execution of strategies to reduce the Company’s equity and interest rate risk in 2010. Strong investment performance was also delivered within Manulife Asset Management and this performance was recognized externally through fund ratings and industry awards, but more importantly by strong retail sales globally. Our third party asset management businesses ended 2010 with $182 billion in assets under management.1 Mr. Thomson is a member of the Company’s Executive Committee and Management Committee.

Based on the adjusted Company Performance Score for SEVPs of 50%, and in considering his performance in 2010, Mr. Thomson received an annual incentive of US$438,750 (Cdn$433,792). Based on Mr. Thomson’s achievements in 2010, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Thomson equity awards valued at US$1,800,000 in February 2011. These awards were in the form of stock options (US$900,000), PSUs (US$675,000) and RSUs (US$225,000). Mr. Thomson’s salary will remain US$650,000 in 2011.

[1]	Assets under management is a Non-GAAP measure. See “Performance and Non-GAAP Measures” on page 51.

Jean-Paul Bisnaire, Senior Executive Vice President, Corporate Development and General Counsel

Mr. Bisnaire is responsible for overseeing the worldwide functions of corporate development, law, compliance, internal audit, information technology, corporate communications, government relations and corporate secretary. He is the Chief Legal Counsel for the Company. In 2010, Mr. Bisnaire advised on various capital initiatives (including Office of the Superintendent of Financial Institutions (“OSFI”) initiatives) and was involved in important capital markets transactions such as the universal shelf prospectus, the Cdn$900 million senior debt offering and the US$1.1 billion senior debt offering. Mr. Bisnaire assisted in the formulation of Manulife’s position on International Financial Reporting Standards relating to the accounting for insurance liabilities and advised with respect to Manulife’s risk disclosures. The Corporate Development department was involved in two transactions executed this year: Manulife TEDA, our China asset management joint venture, completed in March 2010; and Optique Capital Management, an acquisition of asset management assets and fund adoption, executed in October 2010. The Manulife brand campaign was successfully launched in Canada and Asia with our brand characteristics of strong, reliable, trustworthy and forward-thinking. Mr. Bisnaire is a member of the Company’s Executive Committee and Management Committee.

Based on the adjusted Company Performance Score for SEVPs of 50%, and in considering his performance in 2010, Mr. Bisnaire received an annual incentive of US$390,000 (Cdn$385,593). Based on Mr. Bisnaire’s achievements in 2010, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Bisnaire equity awards valued at US$1,700,000 in February 2011. These awards were in the form of stock options (US$850,000), PSUs (US$637,500) and RSUs (US$212,500). Mr. Bisnaire’s salary will remain US$650,000 in 2011.

NEO Share Ownership as at March 1, 2011

The share ownership holdings of the NEOs (excluding the former Chief Operating Officer (“COO”) as at March 1, 2011 were as follows:

NEO	Level	Required Ownership as Multiple of Base Salary	Total DSUs, RSUs, PSUs and Personal Shareholdings	Total Holdings as Multiple of Base Salary[1]
Donald A. Guloien	President and CEO	7.0	$12,641,468	13.0
Michael W. Bell	SEVP	4.0	$2,538,961	3.7[2]
James R. Boyle	SEVP	4.0	$2,342,566	3.7[3]
Warren A. Thomson	SEVP	4.0	$3,410,688	5.4
Jean-Paul Bisnaire	SEVP	4.0	$2,819,585	4.5

[1]

For purposes of determining compliance with the share ownership guidelines, the salary of each NEO has been converted to Canadian dollars as of March 1, 2011 using an exchange rate of US$1.00 = Cdn$0.9743. Each NEO’s total holdings multiple was calculated based on the higher of the grant price or the closing price of the Common Shares on the TSX on March 1, 2011.

[2]	Mr. Bell joined Manulife in June 2009 and has 5 years to meet his share ownership requirement.

[3]	Mr. Boyle has 5 years from the time of his promotion in May 2009 to meet his new share ownership requirement.

Manulife Financial Corporation Proxy Circular	36

Summary Compensation Table

The following table summarizes compensation awarded to the NEOs during 2010 in Canadian dollars unless otherwise noted.

	Year				Non-Equity Incentive Plan Compensation
Name and Principal Position		Salary[1]	Share-Based Awards[2]	Option-Based Awards[3]	Annual Incentive Plans[4]	Pension Value[5]	All Other Compensation[6]	Total Compensation
		($)	($)	($)	($)	($)	($)	($)
Donald Guloien	2010	1,031,821	3,078,620	3,078,620	1,483,050	516,000	103,235	9,291,346
President and CEO	2009	1,061,410	3,632,776	3,632,776	1,000,000	243,000	88,471	9,658,434
	2008	839,798	1,500,000	1,500,000	0	0	85,478	3,925,276
Michael Bell[7]	2010	722,275	834,880	834,880	519,068	135,300	69,682	3,116,084
Senior Executive Vice President and Chief Financial Officer	2009	409,149	792,400	792,400	756,330	35,700	52,874	2,838,853
James R. Boyle[8]	2010	670,670	939,240	939,240	433,792	103,900	0	3,086,842
Senior Executive Vice President, U.S. Division	2009	707,468	1,509,203	999,225	515,114	69,100	0	3,800,109
	2008	578,217	692,265	692,265	0	121,000	0	2,083,747
Warren Thomson	2010	670,684	939,240	939,240	433,792	122,600	79,374	3,184,930
Senior Executive Vice President and Chief Investment Officer	2009	683,223	1,334,225	999,225	515,114	58,600	32,468	3,622,855
	2008	517,459	435,000	435,000	0	106,700	10,725	1,504,884
Jean-Paul Bisnaire	2010	661,947	887,060	887,060	385,593	101,200	68,571	2,991,431
Senior Executive Vice President, Corporate Development and General Counsel	2009	656,379	925,305	925,305	431,289	77,600	66,106	3,081,984
	2008	552,423	650,000	650,000	0	129,600	68,742	2,050,765

Former Chief Operating Officer
John D. DesPrez III8 9	2010	303,587	1,826,300	1,826,300	290,906	109,200	1,747,328	6,103,621
Former Chief Operating Officer	2009	956,539	2,351,474	2,351,474	868,878	89,900	66,022	6,684,286
	2008	840,005	1,500,000	1,500,000	0	239,900	31,806	4,111,711

[1]

Salary paid to Messrs. Guloien, Bell, Thomson and Bisnaire is denominated in U.S. dollars but paid in Canadian dollars, converted on a semi-monthly basis using the Bank of Canada noon rate of exchange on the previous pay date. Salary paid to Mr. DesPrez from January 1, 2010 to May 6, 2010 was based on an annual salary of US$850,000.

[2]

Amounts shown represent the dollar value used to determine the number of units awarded to the NEOs. The number of units awarded was determined for the years indicated by dividing the dollar value by the grant date fair value of each unit. The grant date fair value of each unit was the price of a Common Share on the TSX which was the higher of the closing price on the trading day preceding the grant date and the average closing price for the five trading days preceding the grant date. The grant date fair value factors in the value of dividends credited to units. Amounts shown for 2010 represent PSUs and RSUs awarded to Messrs. Guloien, Bell, Boyle, Thomson, Bisnaire and DesPrez on February 23, 2010 based on a Common Share price of $19.48 calculated as described above. The vesting of the PSUs is dependent upon the achievement of an established performance condition. The awards were based in U.S. dollars and converted to Canadian dollars at an exchange rate of $1.0436 per US$1.00. Mr. DesPrez forfeited his PSUs and RSUs granted on February 23, 2010 because his employment ended within one year of the grant date.

[3]

Amounts shown represent the dollar value used to determine the number of stock options to be awarded to the NEO. The number of stock options awarded was determined for the years indicated using the following exercise prices and Black-Scholes factors: February 2010: $19.48 and 25.6%; February 2009: $15.67 and 22%; May 2009: $21.95 and 22%; June 2009: $23.25 and 22%; February 2008: $37.71 and 19.6%. These Black-Scholes factors were calculated using the following variables: (a) expected life of the options; (b) expected volatility of the Common Share price; (c) risk-free interest rate; and (d) expected dividend yield of the Common Shares. Grant date fair value equals the accounting fair value for stock options. Mr. DesPrez forfeited his stock options granted on February 23, 2010 because his employment ended within one year of the grant date.

[4]

Annual incentive amounts are paid in cash in the year following the fiscal year in which they were earned. 2010 annual incentive for Messrs. Guloien, Bell, Boyle, Thomson, Bisnaire and DesPrez was converted to Canadian from U.S. dollars at an exchange rate of $0.9887 per US$1.00. Mr. DesPrez’s annual incentive was pro-rated based on his employment from January 1, 2010 to May 6, 2010.

[5]	Pension Value amounts are the sum of the amounts shown in the 2010 Compensatory column in the Pension Tables on pages 44 and 45.

[6]

All Other Compensation includes the Canadian Executive Flexible Spending Account (“EFSA”) allowance for each of Messrs. Guloien, Thomson, Bisnaire and Bell of $100,000, $55,000, $64,336 and $47,097, respectively. For Mr. DesPrez, All Other Compensation includes a severance payment of$1,720,328 paid in bi-weekly installments from May 6, 2010 to December 31, 2010.

[7]

Mr. Bell is eligible to receive a capped transitional tax equalization payment to mitigate the income tax differential between Canada and the U.S. in respect of his 2010 annual salary and AIP, payable in 2011. Mr. Bell was also eligible, but did not receive a capped transitional tax equalization payment for 2009, payable in 2010.

[8]

All compensation paid to Messrs. Boyle and DesPrez is set and paid in U.S. dollars. 2010 compensation, with the exception of annual incentives and pension value (see the notes to the Pension Tables on page 44), has been converted to Canadian from U.S. dollars at an exchange rate of $1.0318 per US$1.00, which was the average semi-month Bank of Canada noon exchange rate during 2010.

[9]	Mr. DesPrez ceased active employment on May 6, 2010 as Manulife’s COO.

37	Manulife Financial Corporation Proxy Circular

Outstanding Share-Based Awards and Option-Based Awards

Name	Grant Date	Option-Based Awards[5,6]				Share-Based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)[1], 2	Type of Share-Based Award	Number of Shares or Units of Shares That Have Not Vested (#)[3]	Market or Payout Value of Share Awards That Have Not Vested ($)[4]
								Minimum	Target
Donald Guloien	February 12, 2001	100,000	$20.875	February 12, 2011	$0
	February 11, 2002	160,000	$21.23	February 11, 2012	$0
	February 25, 2003	96,000	$18.175	February 25, 2013	$0
	February 11, 2004	128,000	$24.025	February 11, 2014	$0
	February 15, 2005	128,286	$29.005	February 15, 2015	$0
	February 15, 2006	135,208	$36.98	February 15, 2016	$0
	February 16, 2007	139,884	$40.38	February 16, 2017	$0
	February 20, 2008	202,945	$37.71	February 20, 2018	$0
	February 18, 2009	507,629	$15.67	February 18, 2019	$751,291	PSU	90,060	$0	$1,544,529
	May 18, 2009	389,889	$21.95	May 18, 2019	$0	PSU	67,972	$0	$1,165,720
	February 23, 2010	617,344	$19.48	February 23, 2020	$0	PSU	122,298	$0	$2,097,411
						RSU	40,766	$699,137	$699,137
Michael Bell	June 22, 2009	154,917	$23.25	June 22, 2019	$0	PSU	35,612	$0	$610,746
	February 23, 2010	167,415	$19.48	February 23, 2020	$0	PSU	33,165	$0	$568,780
						RSU	11,055	$189,593	$189,593
James Boyle	February 25, 2003	30,000	$18.175	February 25, 2013	$0
	February 11, 2004	48,000	$24.025	February 11, 2014	$0
	February 15, 2005	48,990	$29.005	February 15, 2015	$0
	February 15, 2006	50,016	$36.98	February 15, 2016	$0
	February 16, 2007	64,399	$40.38	February 16, 2017	$0
	February 20, 2008	93,661	$37.71	February 20, 2018	$0
	February 18, 2009	255,948	$15.67	February 18, 2019	$378,803	PSU	45,409	$0	$778,764
	May 18, 2009	24,202	$21.95	May 18, 2019	$0	PSU	4,218	$0	$72,339
	February 23, 2010	188,342	$19.48	February 23, 2020	$0	PSU	37,311	$0	$639,884
						RSU	12,437	$213,295	$213,295
Warren Thomson	February 25, 2003	15,000	$18.175	February 25, 2013	$0
	February 11, 2004	36,000	$24.025	February 11, 2014	$0
	February 15, 2005	42,094	$29.005	February 15, 2015	$0
	February 15, 2006	41,150	$36.98	February 15, 2016	$0
	February 16, 2007	44,038	$40.38	February 16, 2017	$0
	February 20, 2008	58,854	$37.71	February 20, 2018	$0
	February 18, 2009	255,948	$15.67	February 18, 2019	$378,803	PSU	45,409	$0	$778,764
	May 18, 2009	24,202	$21.95	May 18, 2019	$0	PSU	4,218	$0	$72,339
	February 23, 2010	188,342	$19.48	February 23, 2020	$0	PSU	37,311	$0	$639,884
						RSU	12,437	$213,295	$213,295
Jean-Paul Bisnaire	July 5, 2004	77,160	$27.025	July 5, 2014	$0
	February 15, 2005	64,142	$29.005	February 15, 2015	$0
	February 15, 2006	58,786	$36.98	February 15, 2016	$0
	February 16, 2007	62,171	$40.38	February 16, 2017	$0
	February 20, 2008	87,943	$37.71	February 20, 2018	$0
	February 18, 2009	217,555	$15.67	February 18, 2019	$321,981	PSU	38,596	$0	$661,921
	May 18, 2009	36,303	$21.95	May 18, 2019	$0	PSU	6,328	$0	$108,525
	February 23, 2010	177,879	$19.48	February 23, 2020	$0	PSU	35,238	$0	$604,332
						RSU	11,745	$201,427	$201,427
Former Chief Operating Officer:
John DesPrez III	February 12, 2001	200,000	$20.875	February 12, 2011	$0
	February 11, 2002	160,000	$21.23	February 11, 2012	$0
	February 25, 2003	96,000	$18.175	February 25, 2013	$0
	February 11, 2004	152,000	$24.025	February 11, 2014	$0
	February 15, 2005	128,286	$29.005	February 15, 2015	$0
	February 15, 2006	135,208	$36.98	February 15, 2016	$0
	February 16, 2007	104,913	$40.38	February 16, 2017	$0
	February 20, 2008	101,473	$37.71	February 20, 2018	$0
	February 18, 2009	116,030	$15.67	February 18, 2019	$171,724
	May 18, 2009	38,904	$21.95	May 18, 2019	$0

[1]

The value of unexercised in-the-money stock options is at December 31, 2010 and is equal to the difference between the exercise price of the stock options and the closing price of Common Shares on the TSX on December 31, 2010, which was $17.15 per Common Share.

[2]	The value of in-the-money stock options is $0 in instances when the exercise price is higher than the closing price of Common Shares on the TSX on December 31, 2010.

[3]	The number of PSUs that have not vested is based on a performance factor of 100%. RSUs do not have a performance factor.

[4]	The market or payout value of PSUs and RSUs that have not vested is based on the closing price of Common Shares on the TSX on December 31, 2010, which was $17.15 per Common Share.

[5]

In May 2006, the Company declared a stock dividend which had the same effect as the two-for-one split of its Common Shares. All RSUs, PSUs, stock options and DSUs in this Proxy Circular are reported on a post-stock dividend basis.

[6]	Stock options exercised prior to December 31, 2010 are excluded.

Manulife Financial Corporation Proxy Circular	38

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards		Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)[3]
	Value Vested During The Year ($)[1]	Value Received During The Year ($)[2]
Donald Guloien	$482,247	$0	$919,987	$1,483,050
Michael Bell	$0	$0	$0	$519,068
James Boyle	$243,151	$0	$865,132	$433,792
Warren Thomson	$243,151	$0	$667,405	$433,792
Jean-Paul Bisnaire	$206,678	$0	$261,536	$385,593
Former Chief Operating Officer
John DesPrez III	$440,914	$0	$637,268	$290,906

[1]

The total value of stock options that vested during 2010. The value is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX on the vesting date.

[2]	There were no stock options exercised during 2010 and no gains realized by any NEO

[3]	The total value of annual cash incentive awards for 2010. Annual incentive awards are also reported in the Summary Compensation Table.

Additional Disclosure

Medium-Term and Long-Term Incentive Plans

Medium-Term Incentive (RSUs and PSUs)

Under Manulife’s Restricted Share Unit Plan (“RSU Plan”), both RSUs and PSUs may be granted. RSUs and PSUs entitle participants to receive cash equal to the market value of the same number of Common Shares when units vest and are paid. The vesting and payout of PSUs are subject to performance conditions. RSUs and PSUs are credited with additional units when dividends are paid on Common Shares. The Company does not issue any Common Shares in connection with RSUs but hedges the exposure. A total of 3,697,372 RSUs and PSUs with a value of $71.9 million were granted in 2010. Subject to local tax rules and rulings, participants in Canada and the U.S. can defer the payout of RSUs by electing to exchange RSUs or PSUs for DSUs prior to vesting, as described below.

RSUs and PSUs granted in 2010 vest over 3 years, with 25% vesting after the first year and 75% vesting at the end of the award term. The 2010 PSUs are subject to performance conditions that are equally weighted over three performance periods. The portion of PSUs vesting after the first year is subject to the following performance conditions:

■

ROE (50% weighting) – ROE represents the net income available to common shareholders as a percentage of the capital deployed to earn the income. ROE is a key performance metric not only of profitability, but also of how effectively the Company manages shareholders’ capital.

■

MCCSR ratio (50% weighting) – The MCCSR ratio is a regulatory target ratio used by OSFI to evaluate the financial strength of an insurer and, in particular, its ability to meet its obligations to policyholders. Initiatives to increase the level of this ratio tend to have an offsetting impact on corresponding financial measures such as the ROE.

Long-Term Incentive (Executive Stock Option Plan)

The Executive Stock Option Plan (“ESOP”) was approved by shareholders at the 2000 Annual and Special Meeting. Stock options, DSUs, share appreciation rights, restricted shares and performance awards can be granted under the ESOP. No amendment may be made to the ESOP without the approval of the Company’s shareholders.

The maximum number of Common Shares issuable under the ESOP is 73,600,000, representing 4.1% of Common Shares outstanding as at March 15, 2011. A total of 18,453,042 Common Shares have been issued in respect of stock options and DSUs under the ESOP, representing 1.0% of Common Shares outstanding as at March 15, 2011. The maximum number of Common Shares that may be issued within one year or issuable at any time under the ESOP together with all other share based compensation arrangements to any one participant, or to insiders in aggregate, cannot exceed 5% and 10% respectively, of the outstanding Common Shares.

Stock Options

Stock options are awarded in February each year and allow participants to purchase Common Shares at a specified exercise price within a specified maximum exercise period. The exercise price is equal to the higher of the closing price of Common Shares as reported on the TSX on the last trading day before the date of grant and the average closing price of Common Shares on the TSX for the five trading days before the grant date.

39	Manulife Financial Corporation Proxy Circular

Stock options with an exercise price of $19.48 were granted on February 23, 2010. These options have a maximum exercise period of 10 years and vest at a rate of 25% per year, with the first 25% vesting one year after the grant date. A total of 6,099,655 stock options with a grant value of $30.3 million were granted in 2010.

Stock Option Grant Timing

The Company does not grant stock options when the Company’s reporting insiders are prohibited from trading, which is commonly referred to as a “blackout period”. Annual stock option awards are normally granted following the end of the blackout period after the annual financial results are announced. The Company does not engage in stock option back-dating.

Stock options can also be granted to select new executives at time of hire. However, if the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

Deferred Share Units (Cash Settled)

DSUs entitle holders to receive cash equal to the market value of the same number of Common Shares when the DSUs are paid out. In 2010, under the Company’s deferred compensation programs, executives in Canada and the U.S. were provided the opportunity to elect to exchange all or a portion of their annual incentive payment, RSUs or PSUs, into DSUs, subject to local tax rules and rulings. DSUs assist executives in meeting the Company’s executive share ownership guidelines. In addition, certain new hires in 2010 were granted DSUs that vest over 5 years. All DSUs are credited with additional units when dividends are paid on Common Shares. DSUs cannot be redeemed until an executive leaves the Company. DSUs are only transferable in case of death.

In addition, eligible U.S. executives are entitled to participate in a program that allows them to defer base salary, annual incentive or vested RSUs into a deferred compensation account.

RSUs, PSUs, Stock Options and DSUs Upon Change of Employment Status

The following chart summarizes the treatment of RSUs, PSUs, stock options and DSUs upon retirement, death and resignation or termination without cause:

Award	Normal Retirement[1]	Early Retirement[2]	Death	Resignation or Involuntary Termination[3]
RSUs/PSUs	RSUs/PSUs vest and full payment is made on the scheduled payout date, subject to any performance conditions.	Number of RSUs/PSUs is pro-rated with approved payment on the scheduled payout date subject to any performance conditions.	RSUs/PSUs vest 100% and are payable as of the date of death. Performance conditions are waived.	RSUs/PSUs are forfeited.
Stock Options	Unvested options continue to vest over the remaining vesting period. Options can be exercised within three years.[4]	Unvested Options terminate. Vested options can be exercised within three years.	Options vest 100% and can be exercised within one year.	Unvested options are forfeited. Vested options may be exercised within 90 days unless extended as a result of eligibility for retirement.
DSUs	Can be redeemed by December 15th of the following year for executives in Canada, or the date designated on their deferral election form for executives in the U.S.

[1]	Normal Retirement is met for equity grants in 2008 and beyond at age 65, or age 60 + 10 years service, or age + continuous service of 75, with a minimum age 55.

[2]	Early Retirement is met for equity grants in 2008 and beyond at age 55 plus 10 years service.

[3]	This may be subject to the terms of an NEO’s employment or separation agreement as set out in the “Termination and Change of Control Benefits” section on page 48.

[4]	Stock options granted prior to 2008 vest immediately upon normal retirement.

Notes:

■	Stock options, PSUs and RSUs are forfeited if an executive retires within one year of the grant date.

■

Stock options, PSUs and RSUs have post-employment conditions which may result in forfeiture of unvested awards in the event of a breach. For NEOs, two-year non-compete and two-year non-solicit obligations apply.

■	Stock options, PSUs and RSUs are forfeited on a termination for cause.

■	Stock options, PSUs, RSUs and DSUs are transferable upon death to a beneficiary or an estate.

Manulife Financial Corporation Proxy Circular	40

Total Stock Options and DSUs Outstanding

The total number of stock options and share-settled DSUs outstanding, and securities available for future grant under the ESOP, the Directors Equity Incentive Plan and the Stock Plan for Non-Employee Directors as of December 31, 2010 was:

Plan	Stock Options/DSUs Outstanding		Securities Available for Future Issuance
	Number	As a % of Diluted Common Shares	Number	As a % of Diluted Common Shares
Stock Options	35,585,304	1.94%	18,818,611	1.03%
DSUs	1,812,653	0.10%
Directors Equity Incentive Plan	70,000	0.004%
Stock Plan for Non-Employee Directors	426,119	0.02%
Total	37,894,076	2.06%	18,818,611	1.03%

Overhang, Dilution and Burn Rates

Overhang, dilution and burn rates for the past three years are as follows:

	2010	2009	2008
Overhang[1]	3.09%	3.17%	3.48%
Dilution[2]	2.06%	2.06%	1.75%
Burn Rate[3]	0.33%	0.49%	0.23%

Notes:

[1]

Overhang is defined as the total number of Common Shares reserved for issuance to employees and directors, less the number of stock options and share-settled DSUs redeemed, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

[2]	Dilution is defined as the total number of stock options and share-settled DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

[3]	Burn rate is defined as the number of stock options and share-settled DSUs granted annually, expressed as a percentage of the total number of Common Shares outstanding on a diluted basis.

Cost of Management Ratio

The following table shows the aggregate cost of NEO total compensation in 2008, 2009 and 2010 as a percentage of the Company’s net income attributed to shareholders:

Year	NEO Compensation (000’s)	NIAT (000’s)	NEO Compensation as a Percentage of NIAT
2010	21,671	-391,000	-5.54%[1]
2009	26,605	1,402,000	1.90%
2008	24,220	517,000	4.68%

[1]	Due to the net loss, NEO compensation as a percent of NIAT does not provide a useful comparison

Note: The NEOs in each of the last three years were:

■	2010: Messrs. Guloien, Bell, Boyle, Thomson and Bisnaire

■	2009: Messrs. Guloien, Bell, DesPrez, Boyle and Thomson

■	2008: Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez and Boyle

41	Manulife Financial Corporation Proxy Circular

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares from December 31, 2005 to December 31, 2010 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index, and the total compensation of the five NEOs (as reported in the Summary Compensation Table) over the same time period. Overall, the graph shows how there has been general alignment between shareholders’ experience and NEO total compensation from 2005 to 2010.

Disclosure Under FSB Principles

In accordance with Implementation Standard 15 of the FSB Principles, the Report of the Management Resources and Compensation Committee on page 23 discloses the composition and mandate of the Management Resources and Compensation Committee. In addition, the decision-making process used to determine the Company-wide compensation program and the most important design characteristics of our compensation program are set out in the Executive Compensation section of the Proxy Circular.

The tables below provide aggregate information on compensation in respect of 2010 for employees whose actions have a material impact on the Company’s risk exposure (“Material Employees”). Material Employees include all the members of the Company’s Executive Committee as of December 31, 2010.

Compensation Awarded in Respect of 20101

Number of Material Employees	Total Fixed Compensation	Variable Compensation				Total Variable Compensation[2]	Deferred Variable Compensation[3]	Sign-on Payments
		AIP	RSUs	PSUs	Stock Options
11	$7,143,960	$5,808,816	$3,008,297	$6,552,646	$9,283,158	$24,652,917	$18,844,101	none

[1]

Compensation awarded in US$ was converted to Canadian dollars at an exchange rate of $1.0318 per US$1.00 for Total Fixed Compensation, $0.9887 per US$1.00 for AIP, and $1.0436 per US$1.00 for all other variable compensation.

[2]	Represents the total of AIP and grant values of RSUs, PSUs and stock options.

[3]	Represents the total grant values of RSUs, PSUs and stock options.

Deferred Compensation Outstanding and Paid Out in 2010

Number of Material Employees	RSUs/PSUs[1]		Stock Options[2]		Paid Out in the Fiscal Year[3]
	Outstanding Vested	Outstanding Unvested	Outstanding Vested	Outstanding Unvested
11	$0	$16,861,872	$679,198	$2,037,599	$4,018,883

[1]	The values for RSUs and PSUs are based on the closing price of Common Shares on the TSX on December 31, 2010, which was $17.15 per Common Share.

[2]

The values for vested and unvested unexercised in-the-money stock options are equal to the difference between the exercise prices of the stock options and the closing price of Common Shares on the TSX on December 31, 2010, which was $17.15 per Common Share.

[3]	Represents the total value of RSUs and PSUs vested and paid out and stock options exercised in 2010.

No severance payments were made to Material Employees in 2010. Disclosure of severance payments made to John DesPrez, former COO and Executive Committee member, is disclosed in the Summary Compensation Table on page 37.

Manulife Financial Corporation Proxy Circular	42

Talent Management and Succession Planning

The Company has a comprehensive integrated talent management and succession planning process applicable to all executives. The Company’s objective is to have high performing individuals in critical roles across the Company and to ensure there is talented bench strength to fill these roles in the future. Manulife believes in the importance of accelerated career development of high potential employees through meaningful and varied work experiences, mobility and formal development. Talent management priorities are:

■	The acquisition and retention of early career, high potential talent;

■	The selective external hiring of seasoned, exceptional executives;

■	The early identification and assessment of high performers and aggressive development of those with potential;

■	Maintaining and monitoring engagement, driving high performance and retention; and

■	Significant differentiation of compensation for high performing and high potential employees.

Manulife’s succession strategy is a blend of promotion from within and external sourcing for key positions, where appropriate. This strategy ensures smooth and timely transition at senior levels, minimizes disruptions caused by leadership change, maintains consistency in business strategy and practices, and at the same time allows for different perspectives and fresh thinking from outside the Company. Deriving the majority of succession placements from internally developed candidates assists in retaining high potential executives.

Management also focuses attention on executives below this level to ensure there is a well-trained, high-performing pool of executives with a broad range of business and functional experience, and who contribute to a common culture and values for building a sustainable, high performing Company.

The Management Resources and Compensation Committee meets annually in camera with the CEO to review the depth of the talent pool and the succession capacity for critical roles in the Company.

The succession process for the CEO has historically been governed by the Corporate Governance and Nominating Committee. Starting in 2011, this will be the responsibility of the Management Resources and Compensation Committee. See the Reports of the Corporate Governance and Nominating Committee and the Management Resources and Compensation Committee on pages 16 and 23 and the Statement of Corporate Governance Practices on page 52 for further details on the succession process for the CEO and executives.

2011 Compensation Program Highlights

Manulife reviews its compensation program regularly to ensure it remains competitive, and is aligned with the long-term interests of the Company, its shareholders, regulators and employees. Based on the 2010 review, a few refinements were made to the 2011 plan.

Minimizing existing risks and reducing potential risk exposures remains a top priority for the Board and management. For 2011, the Board has reviewed and approved risk reduction targets and will monitor progress quarterly. These targets and other risk management objectives have been explicitly factored into the calculation of the Operating Targets and Strategic Initiatives components of the balanced scorecard. At the end of the year, the Board will assess progress made against the targets and may adjust payouts under the short-term or medium-term incentive plans up or down to reflect progress.

The 2011 plan also introduces a new measure for the financial portion of its balanced scorecard – net income excluding the direct impact of equity markets and interest rates1. During the period of repositioning, this metric is being introduced to improve “line of sight” by lessening the impact (positive or negative) of equity market and interest rate movements on all employees’ incentive compensation. This will help support Manulife’s long-term sustainable growth by focusing the broader employee population on delivering business results within their control.

Annual incentive plan payouts for the Senior Executives will continue to be subject to limits if earnings do not meet prescribed levels and the risk reduction targets are not met. The Board retains the discretion, but not the obligation, to adjust for extraordinary events which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate in terms of rewarding executives and employees for actions taken and results produced during the period in question.

Within the medium-term incentive (PSU) plan, the capital adequacy ratio, MCCSR ratio, will continue to be a key metric (weighted at 50%) to reinforce the focus on risk management and capital management, along with the two financial metrics of Net Income and ROE (each weighted at 25%). The Board has discretion to adjust the PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets. The accelerated vesting which was in place for the 2009 and 2010 PSUs and RSUs has reverted to 3 year cliff vesting for the 2011 award.

The compensation mix for executives will remain the same in 2011, with the exception of a change to the equity mix for Vice-Presidents where stock options have been replaced with RSUs. This change is consistent with market practice.

[1]	Net income excluding the direct impact of equity markets and interest rates is a Non-GAAP measure. Please see “Performance and Non-GAAP Measures” on page 51.

43	Manulife Financial Corporation Proxy Circular

Pension Plans

Mr. Guloien participates in the registered and supplemental defined benefit pension arrangements in Canada while Messrs. Bell and Bisnaire participate in the registered and supplemental defined contribution pension arrangements in Canada. Messrs. Boyle and DesPrez participate in the Company’s pension arrangements in the U.S. which include a qualified defined benefit cash balance plan, a qualified 401(k) plan and a non-qualified defined contribution plan. Mr. Thomson resumed his participation in the Canadian registered and supplemental defined contribution pension arrangements upon his return to Canada as of January 1, 2010. From 2007 to 2009 while in the United States, he participated in the U.S. pension arrangements.

Pension Table – Defined Benefit Plans

The table below shows the following information for each NEO participating in the Company’s defined benefit pension arrangements:

■	Years of credited service as at December 31, 2010 and as at the normal retirement age of 65;

■	The estimated annual benefit accrued, or earned, for service up to December 31, 2010 and up to the normal retirement age of 65; and

■	A reconciliation of the accrued obligation from December 31, 2009 to December 31, 2010.

Name	Number of Years of Credited Service		Annual Benefits Payable at Age 65[1]		Accrued Obligation at December 31, 2009[2]	2010 Compensatory		2010 Non- Compensatory[5]	Accrued Obligation at December 31, 2010[2]
	December 31, 2010	Age 65	December 31, 2010	Age 65		Service Cost[3]	Other[4]
Donald Guloien[6]	29.8	35.0	$1,127,900	$1,200,000	$9,085,000	$516,000	$0	$1,741,000	$11,342,000
James Boyle[7]	18.6	32.0	$112,100	$134,900	$665,000	$20,000	$0	$46,000	$731,000
Warren Thomson[7]	3.0	3.0	$10,400	$10,400	$82,000	$0	$0	$3,000	$85,000
Former Chief Operating Officer
John DesPrez III [8]	19.3	19.3	N/A	N/A	$896,000	$22,000	$0	($44,000)	$874,000

[1]

The annual benefits shown are based on current pensionable earnings and credited service to date/age stated, are subject to the limits discussed below where applicable, and are payable in the normal form, as described below in the “Summary of Defined Benefit Plans” on page 45, from age 65.

[2]

The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the Company’s 2009 consolidated financial statements or Note 16 of the Company’s 2010 consolidated financial statements, as applicable.

[3]

The service cost shown under the 2010 Compensatory column is the value of the projected pension earned for service during 2010. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the Company’s 2010 consolidated financial statements.

[4]	Other values shown, if any, under the 2010 Compensatory column would include the impact of any plan amendments and of any differences between actual and assumed compensation.

[5]

The 2010 Non-Compensatory Change column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, other experience gains and losses and, in the case of Messrs. DesPrez, Boyle and Thomson, any amounts due to currency fluctuations. For Mr. Guloien, the amount is largely due to the reduction in the discount rate used to measure pension obligations as at December 31, 2010. The amount for Mr. DesPrez also reflects the payment made to him from the closed non-qualified cash balance plan (see note 8).

[6]

Mr. Guloien’s annual benefit accrued to December 31, 2010, and to age 65, is based on his grandfathered annual benefit accrued as at December 31, 2006, using his credited service and pensionable earnings to that date. Mr. Guloien will reach his 35 year credited service maximum in 2016. All amounts shown for Mr. Guloien reflect the enhancement made to his grandfathered benefit upon his appointment as President and CEO on May 7, 2009, as discussed below.

[7]

The annual benefits accrued to December 31, 2010, and to age 65, for Messrs. Boyle and Thomson, are the estimated benefits payable from age 65 that could be provided under the qualified and the closed non-qualified cash balance plans for U.S.-based employees.

[8]

Mr. DesPrez ceased active employment on May 6, 2010 but retains the benefits accrued to that date under the qualified and the closed non-qualified cash balance plans for U.S.-based employees. Payment of Mr. DesPrez’s benefits under the non-qualified cash balance plan commenced in December 2010 in the amount of $45,796 per month. These payments will continue to be paid to him monthly, ending with the payment in May 2012. The payment of Mr. DesPrez’s benefits under the qualified cash balance plan has not commenced.

Notes:

■	The values shown above for Mr. Guloien include pension benefits provided by the Canadian Staff Pension Plan and his individual supplemental retirement agreement and reflect the limits discussed below.

■

For Messrs. Boyle, Thomson and DesPrez, the values include pension benefits provided by the John Hancock Financial Services, Inc. Pension Plan, and by the Manulife Financial U.S. Supplemental Cash Balance Plan for service up to December 31, 2007, and exclude any benefits from the U.S. defined contribution plans. Details regarding entitlements for Messrs. Boyle, Thomson and DesPrez under the latter plans are set out in the defined contribution section that follows.

■

Benefits under the U.S. cash balance plans are determined and paid in U.S. dollars. The amounts noted in the table above and in the footnotes have been converted using exchange rates of $1.0466 per US$1.00 as at December 31, 2009 and $0.9946 per US$1.00 as at December 31, 2010. Amounts other than year end balances have been converted using an average 2010 exchange rate of $1.0299 per US$1.00. These exchange rates are the same as those used in the Company’s 2010 consolidated financial statements.

■	All members are currently vested in their pension entitlements earned to December 31, 2010.

■

In accordance with Canadian generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered or qualified pension plans.

■	All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.

■

The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

Manulife Financial Corporation Proxy Circular	44

Pension Table – Defined Contribution Plans

The table below shows a reconciliation of the account balances from December 31, 2009 to December 31, 2010 for each NEO participating in the Company’s defined contribution pension arrangements.

Name	Accumulated Value at December 31, 2009	2010 Compensatory		2010 Non-Compensatory[4]	Accumulated Value at December 31, 2010
		Service Cost[2]	Other[3]
Michael Bell	$50,200	$135,300	$0	$29,900	$215,400
James Boyle[1]	$437,100	$83,900	$0	$67,100	$588,100
Warren Thomson[1]	$738,700	$122,600	$0	$102,400	$963,700
Jean-Paul Bisnaire	$629,700	$101,200	$0	$76,300	$807,200
Former Chief Operating Officer
John DesPrez III[1]	$589,900	$87,200	$0	($329,800)	$347,300

[1]

Benefits for Messrs. Boyle, Thomson and DesPrez, under the U.S.-based 401(k) plan and the non-qualified defined contribution plan are determined and paid in U.S. dollars. The amounts shown have been converted using exchange rates described in the Notes to the defined benefit Pension Table above. The amounts noted for Mr. DesPrez do not reflect the enhanced pension benefits that were effective on May 7, 2009 upon his appointment as COO; these enhanced benefits were forfeited when he ceased active employment on May 6, 2010.

[2]

The service cost shown under the 2010 Compensatory column is the aggregate of those amounts contributed, and those amounts notionally credited, by the Company to each NEO’s account under the plans during 2010.

[3]

Other values shown, if any, under the 2010 Compensatory column reflect the impact of any plan amendments and of above-market or preferential notional investment income credited on account balances. There is no such above-market or preferential notional credits provided under the Company’s defined contribution pension plans.

[4]

The 2010 Non-Compensatory value includes any contributions made to the plans by the NEOs, all investment income credited during the year on the account balances and any amounts due to currency fluctuations. The amount for Mr. DesPrez also reflects the distribution of his full 401(k) account balance in the amount of $403,906, as well as payments made to him under the non-qualified defined contribution plan. The payments under the latter plan commenced in December 2010 in the amount of $19,709 per month. These payments will continue to be paid to him monthly, ending with the payment in May 2012, subject to any subsequent adjustment for investment gains or losses.

Summary of Defined Benefit Plans

Canada

Canadian domiciled executives promoted or hired prior to January 1, 1999 continue to participate in the defined benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual supplemental retirement agreements, which provide unfunded supplemental pension benefits to these executives, including Mr. Guloien, and are not registered for tax purposes. There are 16 executives who continue to be covered under individual supplemental retirement agreements.

Under these agreements, pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of base salary plus annual incentive (including the amount elected to be taken in the form of DSUs) earned over any 36 consecutive months. The pension benefit is determined by taking:

■	years of credited service (up to 35) multiplied by

■	the sum of:
-	1.3% of pensionable earnings up to the average of the last three years maximum pensionable earnings limits under the Canada/Quebec Pension Plans (“final average YMPE”); and

-	2% of the excess of pensionable earnings over the final average YMPE ($46,133 for 2010).

This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada), but includes the pension payable from the Canadian Staff Pension Plan.

On retirement prior to age 65, the pension is payable in full without reduction if the participant is at least age 50 and the sum of their age plus service totals at least 90. If the participant has less than 90 points but is age 50 or over with 10 or more years of service, the pension is reduced 0.5% per month that retirement is before age 55 plus 0.25% for each month after age 55 that retirement is before age 60, or the participant’s 90 point date if later. Otherwise, pensions are reduced on an actuarial equivalent basis.

The normal form of pension is payable for the life of the executive, with a minimum guarantee of 120 monthly payments. Payment options of equivalent value are also available.

A participant is required to contribute 2% of pensionable earnings up to the current year’s YMPE and 4% of earnings in excess, up to an annual maximum contribution of $1,000.

45	Manulife Financial Corporation Proxy Circular

The annual pension payable upon retirement is capped at a dollar amount, to be accrued uniformly over a maximum of 35 years of service, as outlined in the table below:

Job Grade at Retirement	Maximum Annual Pension (for 35 years of Credited Service)
Senior Executive Vice President	$800,000
Executive Vice President	$600,000
Senior Vice President	$400,000
Vice President	$300,000

Pensions earned up to December 31, 2006 which exceed the caps were grandfathered so that the actual pension payable at retirement would not be less than the pension earned to December 31, 2006, reduced for early commencement, as applicable.

For Mr. Guloien, the cap was his annual grandfathered pension of $1,039,200 that was earned to December 31, 2006. Effective with his appointment as President and CEO on May 7, 2009, the cap on his annual pension was increased to $1,200,000. This increase is being phased in uniformly over the period from May 7, 2009 to May 6, 2012.

Under the individual supplemental retirement agreements, all executives are bound by a non-compete provision during the 24-month period following their date of termination or retirement. Should an executive breach this provision, the pension due under the agreement is reduced by one-third.

U.S.

During 2010, Messrs. Boyle and DesPrez earned pension benefits through plan membership in the following retirement plans:

■	The John Hancock Financial Services, Inc. Pension Plan, a qualified defined benefit cash balance plan;

■	The John Hancock Supplemental Retirement Plan, a non-qualified defined contribution plan; and

■	The Investment-Incentive Plan for John Hancock Employees, a qualified 401(k) plan.

Mr. Thomson maintains the benefits he accrued under these plans prior to his return to Canada on January 1, 2010.

In addition, Messrs. Boyle, Thomson and DesPrez have accrued benefits under the Manulife Financial U.S. Supplemental Cash Balance Plan, a non-qualified cash balance plan under which benefit accruals ceased as of December 31, 2007.

This section discusses the provisions of the qualified cash balance plan and the closed non-qualified cash balance plan. The terms of the non-qualified defined contribution plan and the 401(k) plan are discussed below in the Summary of Defined Contribution Plans section.

All employees are eligible for and join the John Hancock Financial Services, Inc. Pension Plan, upon commencement of employment. Under the plan, a notional cash balance account is established for each participant. The account receives Company contribution credits equal to 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation over the Social Security Wage Base up to the yearly maximum amount of eligible compensation (US$245,000 for 2010). Eligible compensation is calculated as base salary plus annual incentive. Participants do not contribute to the plan. The account earns interest credits based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the 12-month period ending on September 30 of the preceding calendar year. Benefits payable at the normal retirement age of 65, or at any retirement age, are determined by the value of the participant’s cash balance account on the date their pension begins. The normal form of pension payment under the plan is a life annuity, with various other choices available, including a lump sum payment. The pension benefit is not subject to any deduction or offset for U.S. Social Security.

When the qualified pension plans in the U.S. were merged into the John Hancock Financial Services, Inc. Pension Plan, participants with at least 10 years of service, who had been active participants under the former John Hancock U.S.A. Pension Plan as of December 31, 2007, were granted Company transition credits from 2008 to 2011. These credits ranged from 2% to 4% of eligible compensation, based on the participant’s years of service on January 1, 2008, and help compensate for the reduction in benefit accruals under the harmonized cash balance contribution credit formula. The transition credits for Messrs. Boyle and DesPrez are 3.0% and 3.6% respectively. Mr. Thomson did not receive transition credits.

The Manulife Financial U.S. Supplemental Cash Balance Plan is a non-contributory, non-qualified and unfunded defined benefit cash balance plan. Participants stopped receiving Company contribution credits as of December 31, 2007. Interest continues to be credited under this plan based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on the November 30 of the preceding calendar year plus 0.25%, subject to a minimum interest credit of 5.25% compounded semi-annually. The normal form of payment under the plan is a modified lump sum. Benefits are paid over 18 months beginning the 7th month after the member leaves the Company.

Under this non-qualified cash balance plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision that applies during the 12-month period

Manulife Financial Corporation Proxy Circular	46

following termination or retirement for Senior Vice Presidents (18 months for Executive Vice Presidents and for 24 months for SEVPs). Should an executive breach any of the post-employment conditions, the full amount of the pension benefits due under the non-qualified cash balance plan may be forfeited.

Summary of Defined Contribution Plans

Canada

Executives hired after January 1, 1999 participate in the defined contribution component of the Canadian Staff Pension Plan. Canadian domiciled executives hired or promoted after January 1, 1999 also participate in the Supplemental Defined Contribution Plan.

Under the defined contribution component of the Canadian Staff Pension Plan, participants and the Company both contribute a percentage of pensionable earnings; participants contribute 2% while the Company contributes 3%. Additional optional contributions ranging from 0.5% to 5% of pensionable earnings may be made by participants in which case, after the first year of employment, the Company makes a 50% matching contribution. Pensionable earnings for officers include base salary and annual incentive. Contributions in a year are limited (in aggregate) to the tax deductible defined contribution limit under the Income Tax Act for that year ($22,450 in 2010). The investment of the contributions is participant directed with a broad array of investment options provided. Vesting of Company contributions is immediate and, at retirement, the accumulated value of the account may either be transferred to a locked-in retirement vehicle or used to purchase a life annuity.

The Supplemental Defined Contribution Plan is a non-contributory and unfunded plan which is not registered for tax purposes. Executives are first eligible upon attaining the level of Vice President or higher. The plan provides benefits on pensionable earnings above the level at which the tax deductible defined contribution limit is reached. This annual earnings threshold was $179,600 in 2010. Pensionable earnings include base salary and annual incentive, including the amount elected to be taken in the form of DSUs. A credit equal to 10% of pensionable earnings above the annual earnings threshold is granted by the Company each year and allocated to a notional account. Investment income is notionally credited to the account based on the investment performance of a limited number of investment options, as selected by the participant. Vesting of the Company credit allocation is immediate. At retirement, the accumulated value of the notional account may be taken as installment payments over a period of years or, with Company consent, may be withdrawn in a single lump sum.

Under the Supplemental Defined Contribution Plan, all executives are bound by a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives, who were hired into or promoted to a Senior Vice President or higher level position on or after May 1, 2007, are also bound by a non-compete provision that applies during the 12-month period following termination or retirement for Senior Vice Presidents (18 months for Executive Vice Presidents and for 24 months for SEVPs), but only in respect of pension benefits earned after the date of promotion. Should an executive breach these provisions, the full amount of the pension benefits due under the supplemental plan may be forfeited.

U.S.

The Investment-Incentive Plan for John Hancock Employees is a qualified 401(k) plan that is available to employees on a voluntary basis. Employees may elect to contribute a percentage of their eligible salary up to a maximum of 50% of salary. The yearly maximum amount of salary under the 401(k) plan in 2010 was US$245,000. The Company matches the participant’s contribution at 100%, to a maximum match of 4% of their eligible salary. Contributions are deposited into the participant’s account and are invested based on the investment elections made by the participant. The Company portion of a participant’s account balance vests after three years of service with the Company. A participant’s account is distributed when the participant leaves the Company or becomes permanently disabled.

The John Hancock Supplemental Retirement Plan is a non-contributory, non-qualified defined contribution plan that came into effect as of January 1, 2008 and replaced the Manulife Financial U.S. Supplemental Cash Balance Plan, the prior non-qualified plan. Notional accounts have been created for each participant and are credited with Company allocations equal to 8% of eligible compensation in excess of the maximum eligible compensation permitted under qualified plans (US$245,000 for 2010). Eligible compensation is calculated as base salary and annual incentive, including any deferred compensation such as amounts elected to be taken in the form of DSUs. The notional investment returns credited to each account are reflective of the investment elections made by each participant. The normal form of payment under the plan is a modified lump sum, the same as under the prior non-qualified cash balance plan. Benefits are paid over 18 months beginning the seventh month after the member leaves the Company.

Under the non-qualified defined contribution plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision that applies during the 12-month period following termination or retirement for Senior Vice Presidents (18 months for Executive Vice Presidents and for 24 months for SEVPs). Should an executive breach any of the post-employment conditions, the full amount of the pension benefits due under the non-qualified defined contribution plan may be forfeited.

47	Manulife Financial Corporation Proxy Circular

Termination and Change in Control Benefits

The following table summarizes the incremental payments that would be provided to each NEO (except the former COO) at, following, or in connection with one of the termination scenarios below as at December 31, 2010. The actual amount an NEO would receive on a termination of employment can only be determined at that time since it will depend on a number of variables, such as the NEO’s age and years of service and the Common Share price.

Name	Type of Payment	Resignation[1]	Termination with Cause[2]	Termination without Cause[3]	Retirement (Early or Normal)[1]	Change in Control[4]
		($)	($)	($)	($)	($)
Donald Guloien	Total Severance	0	0	6,390,800	0	5,973,400
	Additional PSU & Stock Option Vesting[5]	0	0	187,823	0	6,070,265

	Total Incremental Payment	0	0	6,578,623	0	12,043,665
	Incremental Pension Amount[6]	0	0	0	0	72,100
Michael Bell	Total Severance	0	0	2,166,780	n/a	n/a
	Additional PSU & Stock Option Vesting[5]	0	0	0

	Total Incremental Payment	0	0	2,166,780
	Incremental Pension Amount[6]	0	0	51,907	n/a	n/a
James Boyle	Total Severance	0	0	—	n/a	n/a
	Additional PSU & Stock Option Vesting[5]	0	0	—

	Total Incremental Payment	0	0	—
	Incremental Pension Amount[6]	0	0	0	0	n/a
Warren Thomson	Total Severance	0	0	—	n/a	n/a
	Additional PSU & Stock Option Vesting[5]	0	0	—

	Total Incremental Payment	0	0	—
	Incremental Pension Amount[6]	0	0	43,379	0	n/a
Jean-Paul Bisnaire	Total Severance	0	0	2,193,922	n/a	2,193,922
	Additional PSU & Stock Option Vesting[5]	0	0	1,817,751		1,817,751

	Total Incremental Payment	0	0	4,011,673		4,011,673
	Incremental Pension Amount[6]	0	0	228,812	0	228,812

[1]

Upon resignation or retirement, no severance is paid. For purposes of the treatment of equity-based awards, Mr. Guloien would have been eligible for early retirement and Messrs. Bell, Boyle, Thomson and Bisnaire would not have been eligible for early or normal retirement.

[2]	Upon a termination with cause, no severance is paid, employment terminates immediately and PSUs, RSUs, stock options and supplemental pension are forfeited.

[3]

Upon a termination without cause, Mr. Guloien’s employment agreement entitles him to 2 times annual salary, 2 times target annual incentive, 2 times annual EFSA and continuation of group insurance benefits coverage (excluding life and disability insurance coverage) for 2 years. If Mr. Guloien’s severance is paid as a lump sum, his unvested options continue to vest for 90 days after the termination date and he may exercise his vested options for up to 2 years after the termination date. If Mr. Guloien’s severance is paid as periodic payments, his equity-based awards will continue to vest and be exercisable over the payment period, thereby increasing the severance entitlement to $12,273,242 assuming the maximum 2 years of periodic payments.

Mr. Bell’s employment agreement entitles him to 18 months of both salary and target annual incentive upon a termination without cause, pursuant to the U.S. severance policy.

Mr. Bisnaire’s employment agreement states that upon a termination without cause, his entitlements shall be determined in accordance with severance compensation provisions of his Change in Control Agreement. See footnote 4 below. The employment agreements for Messrs. Boyle and Thomson do not stipulate their severance entitlements.

For all NEOs, equity-based awards will be treated in accordance with the applicable awards and plans, unless the NEO has an employment agreement and such agreement indicates otherwise. For more information, see “Medium-Term and Long-Term Incentives” on page 39.

[4]

Under Mr. Guloien’s change in control agreement, he is entitled to payment of 3 times annual salary, payment of 3 times his average annual incentive awarded in the prior 3 years, full vesting and payment of outstanding awards, including those granted within the past year, full pension accrual until May 6, 2012, continued group insurance benefit coverage (excluding life and disability insurance coverage) for up to 3 years, 2 years eligibility for relocation benefits under the Company’s relocation policy, extension of the stock option exercise period until the later of 1 year after the date of termination and the date specified in the applicable award (but in no event later than the option expiry date) and, irrespective of a termination of employment, entitlement to acceleration and vesting of all existing awards if upon a change in control a successor employer does not assume or honour Mr. Guloien’s existing medium-term and long-term incentive plans and/or provide equivalent substitute plans.

Under Mr. Bisnaire’s change in control agreement, he is entitled to payment of 2 times annual salary, payment of 2 times his average annual incentive awarded in the 3 prior years, full vesting and payment of outstanding awards irrespective of a termination of employment (except that Mr. Bisnaire can only exercise stock options for 1 year from the date of change in control), up to 2 additional years of Company pension contributions/credits, up to 2 years of continued group insurance coverage (excluding life and disability insurance coverage), 2 years eligibility for relocation benefits under the Company’s relocation policy, waiver of any non-competition provisions under any agreement between Mr. Bisnaire and the Company and, until the earlier of the end of the Protection Period (as defined in the agreement) and the date Mr. Bisnaire obtains employment, outplacement services and a rental office away from the Company’s premises, including secretarial support and telephone and photocopy allowance.

See “Change in Control Agreements” on page 49. Messrs. Bell, Boyle and Thomson do not have change in control agreements.

[5]

Additional amount is due to additional vesting in plans. Any vesting that has occurred as part of normal employment (exercised or not) is not reflected here. The value is based on the closing price of Common Shares on the TSX on December 31, 2010, which was $17.15 per Common Share. Most unvested stock options are underwater due to the exercise price being higher than the closing price of Common Shares on the TSX on December 31, 2010.

[6]

The pension amount shown, if any, is the additional amount to which each NEO would have been entitled had his employment been terminated for the noted reason as of December 31, 2010. Where an amount is indicated, it is incremental to the NEO’s entitlement upon resignation. In the case of Mr. Guloien, the amount is the additional accrued and unreduced annual lifetime pension to which he would become entitled. For Messrs. Bell and Thomson, the amounts are the additional one-time lump sum payments to which each would become entitled under the Canadian pension plans in respect of the pension credits due to the 2010 annual incentive that would be paid in 2011. The amount for Mr. Bisnaire includes the additional pension credits due to the annual incentive for 2010 that would be paid in 2011 as well as the 2 additional years of pension contributions/credits (see notes 3 and 4 above).

Manulife Financial Corporation Proxy Circular	48

In 2010, the Company and Mr. DesPrez agreed that as a result of changing business needs, the COO role would be eliminated and Mr. DesPrez’s employment would end effective May 6, 2010. In accordance with the terms of Mr. DesPrez’s employment agreement, he is entitled to 52 bi-weekly payments of US$98,075 between May 6, 2010 and May 5, 2012; continued participation in John Hancock’s group insurance benefits coverage (excluding disability and life insurance coverage) until May 6, 2012; extension of the stock option exercise period until the earlier of the expiry date set out in the applicable stock option award agreement and May 6, 2012. Further, in accordance with the terms of the applicable award agreements, Mr. DesPrez forfeited the stock options, RSUs and PSUs granted to him on February 23, 2010 because his employment ended within one year of the grant date.

Change in Control Agreements

Mr. Guloien entered into a new change in control agreement when he was appointed President and CEO in May 2009. Mr. Bisnaire entered into a change in control agreement when he was hired in May 2004. These agreements protect shareholder interests by removing the distractions of a change in control and allowing Mr. Guloien and Mr. Bisnaire to focus on the business, by providing security and incentives to remain with the Company. Both Mr. Guloien’s and Mr. Bisnaire’s change in control agreements are subject to double trigger provisions (except as otherwise noted in the table on page 48) that require payments only if there is both a Change in Control and a termination of employment, either without cause or for Good Reason, as defined in the agreements, within a specified protection period starting 90 days before and ending 24 months after a Change in Control1. Under the agreements, “Change in Control” can generally be described to include any one of the following events:

■	The incumbent board of directors ceases for any reason to constitute at least a majority of the Board.

■

Any party becomes a beneficial owner holding directly or indirectly 20% of the Company’s voting shares (excluding government agencies in Mr. Guloien’s agreement, which uses 35% as the relevant percentage).

■

The Company’s shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of the Company’s shareholders, unless immediately following the transaction the Company’s shareholders retain majority voting control, no person would beneficially own 20% or more of the Company’s voting shares (except that in Mr. Guloien’s agreement, the relevant percentage is 35%), and the incumbent board of directors constitutes a majority of the board of directors.

■

The Company’s shareholders approve the complete liquidation or dissolution of the Company or the sale of the Company’s assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 20% or more of the Company voting shares (except in Mr. Guloien’s agreement, the relevant percentage is 35%) and the incumbent board of directors constitutes a majority of the board of directors.

■	Management of the Company is transferred to a non-affiliated party.

[1]	An entitlement to change in control severance will also arise if a successor company fails to assume the change in control agreements.

49	Manulife Financial Corporation Proxy Circular

Securities Authorized for Issuance Under Equity Compensation Plans

The shareholders of the Company have approved all equity compensation plans instituted by the Company under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections “Executive Compensation” and “Director Compensation”. The following table sets out information about the Equity Plans of the Company as of December 31, 2010.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Plans
	(#)	($)	(#)

Equity compensation plans approved by security holders	37,894,076	$24.67	18,818,611

Directors’ and Executive Officers’ Indebtedness

As of March 1, 2011 the aggregate indebtedness to the Company or any of its subsidiaries of all officers, Directors and employees and former officers, Directors and employees of the Company or its subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, amounted to $984,541. As of March 1, 2010, no Director had any indebtedness to the Company or any of its subsidiaries. In addition, as of March 1, 2011, no executive officer1 had any indebtedness to the Company or any of its subsidiaries, other than routine indebtedness.

The Company has adopted related party transaction procedures to ensure that any loans to Directors and senior officers2 are in compliance with the provisions of Sarbanes-Oxley Act of 2002 and the Act. Under those procedures, the Company and its subsidiaries (except Manulife Bank) will not make loans to Directors or senior officers. Manulife Bank may make loans to Directors or senior officers provided that the loan is on market terms or part of a benefit or compensation program available to all employees and does not give preference to Directors or senior officers.

[1]	Executive officer means an individual who is, or at any time during the most recently completed financial year was, a member of the Company’s Executive Committee.

[2]	Senior officer is defined under the Act.

Manulife Financial Corporation Proxy Circular	50

Additional Items

Directors’ and Officers’ Insurance

The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$300 million. The current policy expires March 31, 2011. This policy is renewed annually.

The policy provides protection to Directors and officers against liability incurred by them in their capacities as Directors and officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and officers. The Company has contractually indemnified Directors and officers, as is required or permitted under applicable statutory or Company by-law provisions.

Additional Information

Financial information of the Company is provided in the Company’s consolidated financial statements for the year ended December 31, 2010 and management’s discussion and analysis of the Company’s financial condition and results of operations for 2010.

The Company’s annual information form includes additional information on the Audit Committee in the section entitled “Audit Committee”, including the Audit Committee’s charter and composition and the relevant education and experience of its members. To obtain a copy of the Company’s latest annual information form, the audited annual financial statements, management’s discussion and analysis of the Company’s financial condition and results of operations for 2010, any interim financial statements filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our website at www.manulife.com or send your request for a free copy of any such document to:

Shareholder Services

Manulife Financial Corporation

200 Bloor Street East, Toronto, ON M4W 1E5

Telephone:  1-800-795-9767

Fax:              416-926-3503

E-Mail:          shareholder_services@manulife.com

2010 Annual Report

The Company’s 2010 Annual Report is available on our website at www.manulife.com. You may also request a printed copy of the 2010 Annual Report which will be sent to you free of charge. Please include your name, full mailing address including country and postal code and quote the Form number IR3819E for an English copy, or IR3819F for a French copy. Send your request by:

E-mail:	Manulife@datagroup.ca
Fax:	905-696-8612 or
(North America Toll-free Fax: 1- 877-886-8854)
Phone:	905-696-8884, ext. 3 or
(North America Toll-free: 1-877-886-8853 ext. 3)
Mail:	Data Group of Companies
Attn: Manulife CSR’s
80 Ambassador Drive
Mississauga, ON Canada L5T 2Y9

Caution Related to Sensitivities

In this document, we have provided sensitivity measures for changes in market prices and interest rate levels which are projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

Performance and Non-Generally Accepted Accounting Principles (“Non-GAAP”) Measures

We use a number of Non-GAAP measures to measure overall performance and to assess each of our businesses. Non-GAAP measures referenced in this Proxy Circular include: Adjusted earnings from operations; net income excluding the direct impact of equity markets and interest rates; ROE; sales; constant currency basis; deposits; funds under management; and new business embedded value. Non-GAAP measures are not defined terms under Generally Accepted Accounting Principles (“GAAP”) and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For a reconciliation of the other Non-GAAP measures referred to above, see “Performance and Non-GAAP Measures” in our most recent Management’s Discussion and Analysis which is available on the Company’s website at www.manulife.com.

Directors’ Approval

This Proxy Circular is dated as of March 15, 2011 and, except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board has approved the contents and the distribution of this Proxy Circular to shareholders.

Angela K. Shaffer

Corporate Secretary

March 15, 2011

51	Manulife Financial Corporation Proxy Circular

Schedule “A” Statement of Corporate Governance Practices

The following highlights various elements of the Company’s corporate governance program.

Manulife is a strong believer that good corporate governance is critical to the Company’s long-term success and the protection of the interests of its many stakeholders. Manulife’s governance policies and practices are consistent with Manulife’s vision to be the most professional financial services organization in the world providing strong, reliable, trustworthy and forward-thinking solutions for our client’s most significant financial decisions.

Regulatory Compliance

The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (the “Act”), Canadian Securities Administrators’ National Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, and in all material respects with the domestic issuer standards of the New York Stock Exchange Listed Company Manual (the “NYSE Rules”).

Mandate of the Board of Directors

The Board of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board is attached as Appendix “1”. The Mandate of the Board is also available on the Corporate Governance page of the Company’s website and printed copies are available upon request from the Corporate Secretary.

The Board carries out its key duties of strategic planning, risk management oversight and succession planning established in its Mandate in the following ways:

Strategic Planning

■	Has an annual one day strategic planning session.

■	Annually approves the strategic plan, which takes into account, the opportunities and risks of the business.

■	Annually reviews and approves the business plan, which includes the financial and operational plans, capital allocation and risk reduction plans.

■	Regularly discusses updates to and progress on implementation of the strategy.

Risk Management

■	Exercises oversight of risk management directly and through the Risk Committee, Audit Committee and the Management Resources and Compensation Committee.

■	Through the Risk Committee, reviews the principal risks and assesses whether the key risks of the Company have been identified.
■	The Risk Committee approves and assess policies, procedures and controls to identify, assess and manage the Company’s principal risks.

■	The Risk Committee reviews the Company’s compliance with its risk management and legal and regulatory requirements.

■	The Risk Committee receives regular reports from management on the Company’s key risks, reviews the risk profile relative to the risk appetite and considers the appropriate balance of risk and return.

■

The Audit Committee reviews guidelines and policies governing the process by which risk assessment and management is undertaken. The Chief Risk Officer reports on the risk management process to the Audit Committee. The Audit Committee also receives key risk reports presented to the Risk Committee.

■

The Management Resources and Compensation Committee and the Risk Committee each review the alignment of the compensation program with sound risk management principles and the Company’s risk management objectives.

Succession Planning

■

The Management Resources and Compensation Committee in conjunction with the Board is responsible for the succession process for the CEO (starting in 2011) and oversight of the succession process for the Senior Executives. This includes an annual review of the succession pool and gaps in the readiness and development plans.

■	The Management Resources and Compensation Committee annually reports to the Board on succession planning.

■	The Management Resources and Compensation Committee in conjunction with the Board annually reviews and assesses the contingency succession plans for the CEO.

Independence of the Board

The independence of the Board of Directors is fundamental to its stewardship role and its effectiveness. The Board Policies require that a majority of Directors be independent. Directors must satisfy the applicable independence requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

Manulife Financial Corporation Proxy Circular	52

The Board has determined that based on a review of the governing definitions of “independence” under the NYSE Rules, the Governance Instrument, and the Audit Committee Instrument, an analysis of the relationships between each Director and the Company, and on advice from the Corporate Governance and Nominating Committee, that only one of the Directors has a direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of his or her independent judgment. As an executive officer of the Company, Mr. Guloien is considered to have a material relationship with the Company and therefore does not meet the independence standards.

Independence of the Chair of the Board

■	The positions of the Chair and the CEO are separate.

■	The Chair is an independent Director.

■	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.

■

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying qualified candidates for nomination to the Board and engages in the following activities to ensure an effective process for selecting candidates for nomination. The Corporate Governance and Nominating Committee:

■

Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.

■	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.

■

Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board to determine whether any amendments are required or whether there are any gaps in the required skills and experience of the Directors.

■

Identifies and recommends for approval by the Board at least annually individuals with expertise in the areas identified and whose skills and characteristics complement the existing mix, qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

■

The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the President and CEO prior to nomination or appointment to review expected contributions and commitment requirements.

The Board will consider a nomination of a candidate for the Company’s Board from a shareholder that is submitted in accordance with the Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

Directors are required to retire at the annual meeting following their 72nd birthday and may not be nominated for re-election. The Board may waive this requirement in special circumstances, having regard to the specific expertise of the Director and the needs of the Board at the time.

A Director is expected to submit his or her resignation to the Chair of the Board for consideration by the Board upon the recommendation of the Corporate Governance and Nominating Committee in certain circumstances, including where:

■	the Director is no longer qualified under the Act or other applicable laws to act as a director;

■	the Director’s status in terms of conflicts or credentials changes; or

■	the Director does not receive the required votes under the Majority Election of Directors policy.

Majority Election of Directors Policy

The Board’s Majority Election of Directors Policy provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting such tendered resignation. If a Director’s resignation is accepted by the Board, the Directors may fill the vacancy through the appointment of a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director or wait until the next Annual Meeting.

Mandates for the Chair, Committee Chairs, CEO and Individual Directors

The Board maintains mandates outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors, which are reviewed and updated annually. The mandates can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.

New Director Orientation and Director Continuing Education

The Board believes that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company.

The goal of the Director Orientation and Continuing Education Program is to assist the Directors in becoming knowledgeable about the Company’s business and in fully understanding the nature of their roles, responsibilities and duties as a Director.

53	Manulife Financial Corporation Proxy Circular

The Corporate Governance and Nominating Committee is responsible for the new Director orientation and Director continuing education programs.

New Director Orientation

New Directors will participate in a comprehensive orientation program developed by management and the Corporate Governance and Nominating Committee. This program may be tailored to reflect an individual Director’s specific knowledge, skills, experience and education. This program will include the following:

■

New Directors attend specialized in-depth presentations by the financial, risk, strategy, business operations, human resources and legal executives to facilitate a deeper understanding of the Company’s businesses, priorities, and challenges.

■

New Directors will meet with the Chair of the Board, the CEO, the heads of each principal business unit, and other members of management as appropriate, to receive presentations and to discuss the Company’s strategies, operations, and business plans.

■	Committee Chairs will arrange a specific committee orientation session for the new Director, which will include applicable members of management.

■

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors, including the legal duties and obligations of a director of a public company, Board and Committee mandates, as well as background materials, including the Annual Information Form, Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, Board and applicable Company policies, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

■	All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

Director Continuing Education

Directors participate in ongoing continuing education which includes the following elements:

■

At Board meetings, committee meetings and Directors’ seminars, Directors receive presentations on risk and risk management, material regulatory developments, strategic issues, annual divisional updates which provide in-depth reviews of key businesses and functions and other relevant topics.

■	In 2010, the Board focused the majority of its educational sessions on risk and capital.

■

On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations which facilitate an understanding by the Directors of the Company’s global operations. In 2010, the Directors visited the Company’s operations in Boston, Massachusetts, Beijing, China and Shanghai, China.

■

In 2010, all Directors were members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

■

Additional educational needs are identified by the Board in its annual effectiveness evaluation or on an as needed basis, and by management for emerging issues, new areas of business or other areas that management feels the Board should be made aware of in more depth.

■	Educational reading materials on topics relevant to the financial services and insurance industries are provided to the Board from time to time.

■

Directors may seek additional professional development education at the expense of the Company and are encouraged to do so. In 2010, certain Directors attended a conference for directors on executive and board compensation and one Director received an Advanced Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization.

Board Access to Management

The Company provides both formal and informal means for the Board to interact with management. Management attends the Board meetings and relevant committee meetings. Directors have access to management and are encouraged to raise any questions or concerns directly with management. The Board and Committee Chairs meet regularly with applicable management.

Board Committee Membership Standards

The Board relies on its committees to assist in fulfilling its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. In 2010, there were five standing committees of the Board: the Audit Committee; the Conduct Review and Ethics Committee; the Corporate Governance and Nominating Committee; the Management Resources and Compensation Committee; and the Risk Committee.

All committees have the following common characteristics:

■	Comprised solely of independent Directors.

■

Have a written charter setting out the responsibilities of each committee. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website at www.manulife.com.

■	Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

■	Reviews its performance and its charter annually.

■	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.

Manulife Financial Corporation Proxy Circular	54

Audit Committee

The Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the review and discussion of guidelines and policies governing the process by which risk assessment and management is undertaken, the performance of the Company’s internal audit function, legal and regulatory compliance and executive compensation recommendations made by the Management Resources and Compensation Committee. These responsibilities include reviewing reports from the Risk Committee and the management Disclosure Committee.

In 2010, the Board reviewed the membership of the Audit Committee and determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve on the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.

The Audit Committee previously established the Protocol for Approval of Audit and Permitted Non-Audit Services. In 2010, under this Protocol, the Audit Committee reviewed and pre-approved recurring audit and non-audit services that were identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee or by a member appointed by the Audit Committee for this purpose.

In 2010, the Board reviewed the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX.

In 2010, the Board determined that all members of the Audit Committee are financially literate and that Messrs. DeWolfe, Dineen, Harding, Helms, Lindsay, Palmer and Thiessen possessed the necessary qualifications to be designated as audit committee Financial Experts.

In 2010, the Audit Committee had direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, and the General Counsel. The Audit Committee also met with management. The former Audit and Risk Management Committee had direct communication and an in camera meeting with the Chief Risk Officer. The Company’s annual information form (available at www.manulife.com) includes additional information on the Audit Committee in the section entitled “Audit Committee”, including the Audit Committee’s charter and composition and the relevant education and experience of its members.

Conduct Review and Ethics Committee

This committee is responsible for the oversight of the Company’s ethical standards, the procedures relating to conflicts of interest, the protection of confidential information, customer complaints, related party transactions and transactions that could have a material impact on the stability or solvency of the Company.

This committee annually reviews the Company’s Code of Business Conduct and Ethics, the Related Party Procedures, the Conflict of Interest Procedures, the Confidential Information Procedures and Complaint Handling Practices.

Management Resources and Compensation Committee

This committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. This committee is responsible for:

■	Approving the appointment of and providing proper development, compensation and review of senior management.

■	Reviewing the objectives, performance and compensation of the President and CEO and making recommendations to the Board.

■	Reviewing and approving annually the appointment, succession, remuneration and performance of the Senior Executives.

■	Reviewing annually the Company’s compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.

Corporate Governance and Nominating Committee

This committee is responsible for:

■	Reviewing the structure, mandate and composition of the Board and Board committees.

■	Developing director selection criteria and identifying and recommending to the Board qualified director candidates.

■	Overseeing the Director orientation and education programs.

■	Reviewing and evaluating the effectiveness of the Board, the committees, the Chair and the Directors.

■	Recommending Director compensation.

■	CEO succession. (This responsibility has been moved to the Management Resources and Compensation Committee starting in 2011.)

■	Overseeing the Company’s corporate governance program and developing governance policies, practices and procedures.

Risk Committee

The Board oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves the enterprise risk management policy, risk taking philosophy and overall risk appetite. The Board provides oversight for the management of risk in the Company’s strategic plan.

The Risk Committee is responsible for assisting the Board in its oversight of the Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified; reviewing, and approving management’s recommended policies, procedures and controls

55	Manulife Financial Corporation Proxy Circular

used to identify, assess and manage the Company’s principal risks; assessing the Company’s programs, procedures and controls in place to manage its principal risks; and reviewing the Company’s compliance with its risk management, and legal and regulatory requirements. These responsibilities include reviewing reports from the management Disclosure Committee.

Independent Directors’ Meetings

At the end of each meeting of the Board and of its committees the Directors meet in camera. Non-independent Directors and management do not attend. These sessions have two objectives: to discuss the Board’s views on the effectiveness of the meeting and to permit discussions on any substantive matters raised by the Directors. The Board will also meet without management and non-independent Directors at the request of any independent Director for all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

The independent Directors of the Board meet at least once each year to review the performance and approve the compensation of the CEO, to review the Board’s effectiveness assessments and approve action plans resulting from the assessments. In 2010, two meetings of the independent Directors were held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

The Board of Directors, Management Resources and Compensation Committee, Audit Committee and Risk Committee retained outside advisors in 2010.

Individual Directors may also retain outside advisors, at the Company’s expense with the approval of the Corporate Governance and Nominating Committee, to provide advice on any matter before the Board or committee.

Director Compensation

The Board, with the assistance of the Corporate Governance and Nominating Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company.

Director Share Ownership

To align Director’s compensation with the long-term interests of the Company, each Director, including the Chair, is required to hold an equity position in the Company having a minimum value of three times the Annual Board Retainer (3 x $110,000) to be reached within five years of joining the Board. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. A Director is required to take 50% of his or her Annual Board Retainer in DSUs until the minimum threshold is met. Directors’ share ownership will be valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines. This measure was introduced in 2009 on a temporary basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price. All Directors who have been on the Board for five years have satisfied the minimum equity ownership amount.

No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board resolved to permanently discontinue stock option grants to non-employee Directors.

Board Evaluation

The Corporate Governance and Nominating Committee conducts annual, formal evaluations of the Board, Board committees, the Chair and the individual Directors. The process includes:

■	Annual evaluation meetings between the Chair and each Director to discuss Board, committee and individual Director performance including a peer review.

■	Each Director completes a biennial written Board and Committee Effectiveness and Director Self-Assessment Questionnaire, which has been approved by the Corporate Governance and Nominating Committee.

■	The Board and Board committees are assessed against their mandates and charters.

■	Contributions of individual Directors are assessed against the applicable mandates.

■	The assessments of the Board and the committees focus on identifying areas for improvement.

■

The results of the assessments are compiled by the Chair of the Board and presented to the Corporate Governance and Nominating Committee and the Board. Based in part on the assessments, the committee identifies and recommends objectives for the coming year. The committee also considers whether any changes in the composition, structure or mandates of the Board or any committee are required.

■

Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Board’s objectives for the coming year recommended by the Corporate Governance and Nominating Committee.

■	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.

■	Determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.

CEO Evaluation

The Management Resources and Compensation Committee and the CEO annually set financial and non-financial objectives for the CEO, which are recommended for approval by the Board. The CEO’s performance is evaluated annually by the Management Resources and Compensation Committee and the Board based on these objectives and on the Company’s performance.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (the “Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

Manulife Financial Corporation Proxy Circular	56

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at www.manulife.com.

All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest. Any changes to an employee’s or Directors status during the year is reported to the applicable human resources representative or Global Compliance.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Conduct Review and Ethics Committee and reports from the Global Compliance Chief.

The Global Compliance Chief reports at least annually to the Conduct Review and Ethics Committee on compliance with the Code, noting any alleged violations. The committee reports this compliance to the Board.

As part of the annual review, the Conduct Review and Ethics Committee receives the Global Compliance Chief’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone). In addition, the Audit Committee is notified of any alleged violations of the Code relating to accounting, internal controls or audit matters.

The Board, through the Management Resources and Compensation Committee, annually reviews the integrity of the CEO and the executive officers, and their promotion of a culture of integrity.

Conflicts of Interest

Directors and executive officers are required to disclose their interest in a material contract or material transaction with the Company. Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Company. If a director has a personal interest in a matter before the Board or a committee, he or she will not be present for or participate in the discussion or any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

CEO and CFO Certification of Financial Statements

The CEO and CFO certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits Written Affirmations as required by the NYSE Rules.

Disclosure and Communication Policies and Procedures

The Company has policies relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Media releases relating to the Company are reviewed by Legal,

Investor Relations and Public Affairs, senior management and others as required, for both content and appropriateness of timing.

The Company’s Executive Committee also serves as its Disclosure Committee. The Disclosure Committee is responsible for overseeing and monitoring disclosure processes and practices within the Company and determining whether events constitute “material information” or a “material change” for applicable regulatory purposes. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Investment Officer, Chief Actuary, the senior officer responsible for human resources and the principal officers of each of the main operating business units. The Disclosure Committee is chaired by the General Counsel. The Disclosure Committee will report, as appropriate, to the Audit Committee and Risk Committee.

The Company also established a Risk Disclosure Committee in January 2010. The Risk Disclosure Committee is responsible for reviewing, considering and making recommendations as to appropriate risk disclosure based on, among other things, its review of internal risk and reports related thereto. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Actuary and Controller. The Risk Disclosure Committee is also chaired by the General Counsel. It reports to the Disclosure Committee.

The Company has reviewed its disclosure policies and practices which are intended to ensure compliance by the Company with the disclosure requirements applicable to public companies.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations and Shareholder Services departments and to the media and employees through Public Affairs.

Investor Relations provides an information report at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.

The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports, Board Mandate and committee charters and other investor information.

Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

57	Manulife Financial Corporation Proxy Circular

Appendix “1”

Board of Directors’ Mandate

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of Manulife Financial Corporation (the “Company”).

The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate.

Culture of Integrity and Ethics

■

Promote a culture of integrity at the Company. The Board shall satisfy itself as to the integrity of the CEO and the executive officers, and that the CEO and executive officers create a culture of integrity throughout the Company.

■

Approve the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, and receive reports assuring the Board that the Code is being adhered to. Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.

■	Approve policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.

Strategic Planning Process and Implementation

■	Adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

Risk Management and Compliance

■

Oversee the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business. The Board shall receive regular updates on the status of risk management activities and initiatives.

■	Oversee the implementation by management of a comprehensive compliance management program.

Succession Planning

■	Oversee the selection, appointment, development, evaluation and compensation of the Chair of the Board, Board members, the CEO and each executive officer.

■	Review the establishment of annual performance targets and the annual performance evaluation of the CEO and each executive officer.

■	Oversee the Company’s general approach to human resources and compensation philosophy.

■	Review the succession plan for key executive positions including the CEO as updated from time to time.

Communications and Public Disclosure

■

Oversee public communication and disclosure. The Board has adopted the Disclosure Policy which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

■	The CEO or the Chair of the Board or any other Director when authorized by the CEO or the Chair of the Board may communicate with the shareholders or stakeholders on behalf of the Company.

Internal Controls

■

Oversee the internal control and management information systems, monitor the integrity of such systems and obtain assurances on a regular basis that these systems are designed and operating effectively.

■

Review and approve the financial statements and related disclosures prior to their release. The Board shall receive a detailed analysis of these reports from management and the Audit Committee to assist in its review.

Corporate Governance

■	Review and approve the Company’s governance policies and practices, as updated from time to time.

■	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and committee meetings and Board educational seminars.

Duty of Care

In meeting their responsibilities as members of the Board, each Director shall act honestly and in good faith with a view to the best interests of the Company, and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.

Communication with Directors

Shareholders or other stakeholders of the Company may communicate with the Directors by writing to the Chair of the Board in care of the Corporate Secretary of the Company as follows:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East, North Tower 10

Toronto, ON

M4W 1E5

Manulife Financial Corporation Proxy Circular	58

Schedule “B” Shareholder Proposals

The following two shareholder proposals have been submitted for consideration at the Annual Meeting of shareholders. The Board of Directors’ response, including its voting recommendation, follows each of the proposals.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street, West, Montreal, Quebec, H2X 1X3 has submitted two proposals. The two proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: Critical Mass of Qualified Women on the Board

Studies show that businesses with a critical mass of women on their boards of directors are more successful. Bearing in mind that institutions renew their boards of directors over a period of between 5 and 10 years, it is proposed that the board of directors adopt a policy to achieve equal representation within no more than ten years.

Arguments

The following are some of the competitive advantages mentioned by numerous studies on the presence of women on boards of directors. It should be borne in mind that all these studies showed that the benefits increase as the number of women on the board increases.

■

better performance in financial crises: especially when such crises are caused by excessive risk taking. Studies have shown that women’s management style differs from that of men. Women tend to be more cautious, particularly as regards risk taking, and thus make decisions that are less risky and adopt more prudent positions;

■

better governance: according to a Conference Board study, boards that have more women directors place greater importance on management of conflicts of interest, audit and risk oversight and control and the maintenance of good relations with investors and other stakeholders;

■

better decision making: as a result of discussions that allow different points of view to be debated. Studies show that men appear to give more weight to the short term in decision making, while women favour the long term, giving rise to a productive exchange of opinion and better-informed decisions;

■	better financial performance: according to a McKinsey study, businesses with women directors average better performance than their peers in terms of return on equity and results of operations;

■

better perception among investors: it should be noted in this regard that the representation of women on boards of directors is one of the criteria used by The Globe and Mail’s “Board Games” to assess organizational performance and by Corporate Knights to rate corporate social accountability.

Recognizing that the rate of renewal of boards of directors is slow, and desirous, as investors, that the selection of women directors be made in compliance with the charter of directors’ competencies, we are proposing that the board of directors adopt a policy of equal representation, to be achieved within no more than ten years.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

MÉDAC has requested that Manulife adopt a policy to increase the number of female Directors to 50% within 10 years. MÉDAC submitted a similar proposal in 2008 requesting female representation on the Board increase to 50% within 3 years. Shareholders voted 91.8% against this proposal. While the Board does not support fixed percentages for any selection criteria but rather specific areas of expertise, of the four new Directors appointed to the Board in 2009 and 2010, one was female. In addition, Gail Cook-Bennett is currently the Chair of the Board (since October 2, 2008) and has been a Director since 1978.

The Corporate Governance and Nominating Committee is responsible for identifying candidates to be elected to the Board. The Director selection process ensures that the Board of Directors is highly skilled with a breadth of experience that is key to carrying out their stewardship responsibilities over Manulife’s complex business. The selection process and the professional and personal criteria for nominees are described in the Statement of Corporate Governance Practices (Schedule “A”) (page 53) and in the Board Renewal and Director Selection section (page 6). The focus is on finding highly skilled candidates with the specific business backgrounds set out in the Directors’ Skills Matrix. The Corporate Governance and Nominating Committee also considers diversity in terms of gender and ethnicity. The Board does not support fixed percentages for any selection criteria, as the composition of the Board is based on the numerous factors established by the selection criteria. The Corporate Governance and Nominating Committee reviews the criteria annually to ensure that the Board composition reflects an effective balance of skills and experience.

For these reasons, the Board of Directors recommends shareholders vote AGAINST this proposal.

****

Proposal No. 2: Pay Ratio

The compensation of the most senior officer should be justifiable relative to the employees who contribute to the most senior officer’s success and the success of the business. It is proposed that the board of directors adopt a policy stipulating an internal pay ratio that it deems “ethically acceptable” and that this be justified in the management circular.

Arguments

At the annual general meetings in 2010, we brought to the attention of shareholders the difference between the most senior officer’s compensation and average employee compensation. At the banks, the difference varies between 28 times, a ratio which we consider reasonable, and 156 times, an unacceptable ratio.

59	Manulife Financial Corporation Proxy Circular

In their book entitled Plaidoyer pour un nouveau capitalisme [French adaptation of Black Markets and Business Blues], authors Yvan Allaire and Mihaela Firsirotu point out that it is important for [Translation] “boards of directors to fully assume their fiduciary obligations in this area and to set compensation policies that are in the long-term interests of the business and not merely in the short-term interests of the shareholders. Boards of directors must carefully weigh how team spirit, solidarity and mutual trust within the company will be furthered or jeopardized by corporate compensation policies. Boards of directors must be concerned that the forms and levels of executive compensation do not compromise the political and social legitimacy of their own business and, more generally, the system of free enterprise.”

In addition, given that the major part of CEO compensation varies as a function of short-term objectives and the share price and that this type of compensation rewards excessive risk taking and short-term performance, a very high pay ratio is a source of concern since the future of the business and the shareholders’ equity are ultimately endangered.

During the past year, the injustice of the most senior officer’s compensation relative to that of employees has been addressed in various ways:

■

by the tabling of a bill by Senator Céline Hervieux-Payette proposing that the compensation of presidents and CEOs not exceed 20 times the average annual industrial wage in Canada, as calculated by Statistics Canada;

■

by the U.S. financial reform adopted in July 2010, whereby businesses will in future be required to disclose the median compensation of their employees so that shareholders can assess the justification for the gap between employees’ and most senior officers’ pay;

■

by publication in the Globe and Mail of Corporate Knights Inc.’s responsible investing scores for Canadian businesses, which use the concept of internal equity to assess an organization’s “social” performance.

It is urgent that the board of directors set a ceiling on total compensation paid to executive officers (salaries, short-term and long-term bonuses, retirement premiums, etc.) in the form of a multiple of the employees’ median compensation.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL.

Manulife’s compensation program has been designed to promote the long-term sustainable growth of the Company, incenting behaviours that enhance shareholder value, motivate executives to deliver superior performance and help attract and retain high performing talent. Manulife’s compensation program has been structured to produce rewards that are consistent with its pay for performance philosophy. Compensation decisions are aligned with business strategy, operating performance and risk management objectives, promote a focus on increasing long-term shareholder value and are benchmarked against relevant peer groups to ensure market competitiveness. Compensation is awarded according to the performance of the individual, the relevant division and the Company. Further, in order to attract and retain employees, Manulife ensures that its average employee compensation at all levels within the Company is competitive with the other companies with which it competes.

To demonstrate the link between Senior Executives’ compensation and the Company’s performance, the Company has voluntarily disclosed in a table (at page 41) the compensation for the five highest paid executives as a percentage of net income attributed to shareholders, over the most recent three year period. This table shows that the compensation as a percentage of net income is very small and has been decreasing. The extensive compensation disclosure in this Proxy Circular is more relevant than the disclosure requested in this proposal as the requested disclosure would generate very different pay ratios depending on the nature of the business or company and its workforce demographics.

For these reasons, the Board of Directors recommends shareholders vote AGAINST this proposal.

****

MÉDAC also submitted a proposal regarding peer comparison of compensation, but agreed to withdraw it following discussions with the Company and in light of the Company’s additional peer comparison disclosure in this year’s proxy circular. Specifically, the Company has included the following new peer comparison disclosure which provides more context on the Core Global Insurance Peer Group used and addresses the concerns raised by MÉDAC’s proposal:

■	Disclosure of the identified relevant metrics of revenue and market capitalization for each company included in the Core Global Insurance Peer group.

■	Disclosure of the Company’s revenue and market capitalization results showing its ranking in the Core Global Insurance Peer Group.

Manulife thanks MÉDAC for its commentary on, and continuing interest in, the promotion of good governance.

Manulife Financial Corporation Proxy Circular	60

People deal with
people they trust.
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for over 120 years,
you could say
we've earned the term trustworthy.

Sir John A. Macdonald,
Canada's first Prime Minister

Sir John A. Macdonald was Manulife's first President. His international vision and leadership lives on today as we work across Canada, the U.S. and Asia to earn the trust of our clients and policyholders by always delivering on our promises. During the recent economic crisis, Canada's financial system stood strong. We are proud to share in that success. We know that being trustworthy is what you expect – for your future.

To learn more, please go to www.manulife.com

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